

82- SUBMISSIONS FACING SH...

03024608

6|30



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Northwest Company Fund

*CURRENT ADDRESS Gibralter House
77 Main Street
Winnipeg, Manitoba R3C 2R1
CANADA

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 22 2003
THOMSON
FINANCIAL

FILE NO. 82- 34737 FISCAL YEAR 1/25/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: NM

DATE : 7/16/03



NORTH WEST COMPANY FUND

2002 ANNUAL REPORT

Reaching the Next Level

Northern



2002 Financial Highlights

All currency figures in this report are in Canadian dollars, unless otherwise noted.

Fiscal Year ($ in thousands)	2002 52 weeks	2001 52 weeks	2000 52 weeks
RESULTS FOR THE YEAR			
Sales	$749,759	$704,043	$659,032
Same store sales % increase	3.4%	4.4%	3.4%
Trading profit[1] (earnings before interest, income taxes and amortization)	$ 72,271	$ 70,535	$ 63,886
Earnings before interest and income taxes (EBIT)	49,599	47,841	42,331
Net earnings	34,469	29,015	28,134
Cash flow from operations	59,184	55,773	47,782
FINANCIAL POSITION			
Total assets	$418,191	$433,175	$415,965
Total debt	136,812	151,615	175,792
Total equity	219,384	219,524	190,973
PER UNIT ($)			
Trading profit	$ 4.51	$ 4.74	$ 4.29
Net earnings per unit fully diluted	2.14	1.95	1.89
Cash flow from operations	3.70	3.74	3.21
Cash distributions paid during the year	1.56	1.46	1.44
Equity — net book value	13.76	13.61	13.00
Market price — January 31	20.70	17.20	13.00
— high	21.03	17.50	13.00
— low	16.95	12.75	9.80
FINANCIAL RATIOS			
Debt to equity	0.62:1	0.69:1	0.92:1
Return on net assets[2]	13.4%	12.7%	11.5%
Return on average equity	15.8%	14.9%	15.2%


SALES
($ in millions)
700
600
500
400
300
200
100
0
659
704
750
2000
2001
2002


TRADING PROFIT
($ in millions)
75
60
45
30
15
0
64
71
72
2000
2001
2002


CASH FLOW FROM OPERATIONS
($ in millions)
75
60
45
30
15
0
48
56
59
2000
2001
2002


NET EARNINGS PER UNIT †
† fully diluted net earnings per unit
$2.50
$2.00
$1.50
$1.00
$0.50
0
1.89
1.95
2.14
2000
2001
2002

1. Trading profit or EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

2. Earnings before interest and income taxes as a percent of average net assets employed.

Reaching for the Next Level

At The North West Company, we are always looking for ways to bring more value to our customers, employees and communities. To achieve success, we pursue new ideas, foster learning, and choose and execute investments that can generate growth opportunities and superior returns. Success breeds a desire to reach for the next, new level. This process brings energy to our business, creates exciting work for our people and keeps us ahead of our competition.

In 2002, our businesses were at different stages in this cycle but each contributed to another year of solid financial performance and foundation building for future growth.

- **Sales were up 6.5% to $750 million,** led by same store increases of 3.6% in our Canadian operations.
- **Alaska operations' trading profit increased 28.5% to $13 million,** the seventh consecutive year of improvement.
- **Net earnings grew by 18.8%** assisted by a reduction in inventory and interest expense.
- **Return on equity improved by almost a full percentage point to 15.8%,** a key indicator of our ability to use capital effectively.
- **Total returns to investors were 33% after a 46% total return in 2001.** This was the highest total return of any retailer in Canada last year and the highest of any North American food retailer.
- **Development was largely completed for the roll-out of technology** and *best practice* store training sites in 2003. We expect high paybacks from these initiatives.
- **Merchandise alliances were launched** with *A. De La Chevrotière Ltée (ADL),* an eastern-based food distributor, and *Giant Tiger Stores Limited (GT).*
- **After a test phase, we signed a Master Franchise Agreement with GT** to open and operate over 70 Giant Tiger stores in western Canada over the next 30 years.
- **A US$65 million long-term senior note issue was completed** at a rate of 5.89%, complementing a $50 million treasury and secondary equity offering completed in late 2001.
- **Our debt to equity ratio improved to 0.6:1 down from 1.1:1 four years ago,** giving North West more flexibility to invest for profitable growth and deliver higher income distributions.



TRANSITION YEAR FOR CANADIAN OPERATIONS

Last year, Canadian operations felt the strains of putting new merchandise alliances into place, shifting to a leaner inventory flow model, developing new store technology and creating a *best practice* stores training program. We expected disruptions and we consider last year's bottom-line impact to be an acceptable price.

On the other hand, 2002 gave us an opportunity to answer two critical questions. Are we over-investing in our core operations and are we able to execute major changes effectively?

The question of over-investing goes to the heart of North West's core business strategy of growing 'with and within' the North, essentially through our existing store base. We continue to believe that favourable income and demographic growth trends, combined with our existing market share, makes this the strategy that offers the best and highest returns. Our work in shifting selling space to food, increasing more lower price point merchandise and introducing new financial services has delivered on this strategy over the past few years, producing above average same store sales and earnings growth.

The second question, on execution, is a healthy challenge. We are confident that our organization is able to manage major new projects and we've demonstrated this ability in the past. We do feel that we could have better managed our agenda in 2002 by being more focussed on fewer projects. In 2003 we are adjusting by taking on fewer major initiatives and targeting to complete them faster, while at the same time testing more new ideas.

At the beginning of our alliance initiative, we expected to deliver sales growth and profit improvement within a year of each alliance start-up. Now we expect 2003 to be the year when we show results. Each of our five key alliances, with *Dufresne Furniture & Appliances, GT, TruServ Canada Cooperative Inc., Pratt's Wholesale Limited* and *ADL*, is in position to meet this commitment.

Improving store capability is another important initiative that is moving ahead in 2003. After more than a year of development, we are now in a roll-out phase with clear targets for store system installations and *best practice* training. This is the start of a three-year, large-scale investment in the people, processes and technology in our stores. We consider our Canadian store selling capability to be our biggest and most sustainable competitive edge. This initiative will take our stores to a superior level, streamlining non-selling processes and teaching the best retail practices to our people.

KEEPING THE MOMENTUM ON ALASKA MARKET SHARE, MARGIN GAINS

In 2002, Alaska Commercial Company (AC) complemented our Canadian performance by continuing to capture share in key markets and with higher margins in perishable food categories. AC's wholesale arm, Frontier Expeditors (FE), rebounded from an unusually difficult year in 2001, re-emerging as a viable growth business and a model for wholesale expansion into other markets.

By focussing only on remote markets similar to those in northern Canada and too small for larger players, AC has achieved steady performance improvement. With trading profit margins at 7.12% and a return on net assets of 11.6%, our Alaskan operations are now close to the performance of our Canadian stores. AC shows the potential of long-term complementary growth to North West and it gives us the knowledge and confidence to pursue new ventures like our Giant Tiger store expansion.

The strength of our Alaska operations will be tested in 2003. The state of Alaska's Permanent Fund Dividend, a direct payment worth $1,541 to every Alaskan, will drop by at least 25% due to weak investment markets. Cost inflation, led by fuel prices, will put pressure on margins. Opportunities for additional market consolidation are limited. Despite these factors, we have an excellent management team in place and excellent sales opportunities within FE and our small store group. Inventory productivity will get special attention as we focus our Canadian skills and experience in this area.

RAMPING UP GIANT TIGER STORE GROWTH

After carefully assessing two Giant Tiger test stores last year, we announced the go-ahead of an expansion plan across western Canada. We believe that GT's junior discount store format has the same unique appeal to customers in the West as demonstrated by Giant Tiger in Ontario and Quebec.

This year we will open four stores and prepare for six openings in 2004. We will target Manitoba, Saskatchewan and Alberta over the next five years before entering British Columbia. Based on the size of the western Canadian market and its profile, we feel we can profitably operate over 70 stores in this region. As our GT stores form a larger portion of our sales base, they will reduce our consolidated margin rates by contributing higher sales unit volumes at discount prices. Assets employed, however, will be significantly lower per store compared to existing operations. This is expected to produce cash returns in line with our existing profitability levels and consistent with our income trust structure.


BIG DEALS

LOOKING FORWARD

The current year is unfolding as one in which we will be affected by world events, resulting in rising energy and insurance costs. Pension costs are also expected to increase. We expect to offset these cost increases with efficiencies from our alliance initiative and through profitable sales growth. *In Canada we are again targeting 5% same store sales growth.* We expect to benefit from another year of progress on our alliances, the early results from enhanced store capability, announced federal budget measures that will help the North and increased capital spending in Nunavut Territory. In Alaska, our retail sales expectations are more modest as we focus on expense management and growth in our wholesale division.

Execution will be a top priority in 2003. In the following pages we outline our goals. We believe that each one is achievable and when completed will contribute to improved returns for our unitholders.

OUR PEOPLE

We are especially proud of the accomplishments of The North West Company's 4,927 employees. Our greatest advantage is their knowledge, which they apply with enthusiasm and commitment. After major changes to our organization over the past few years, we believe we are well on the way to developing a blend of skills and teamwork that is second to none, with the potential to outperform our competition for years to come.

Iain Ronald will retire from the Board in 2003 after 16 years of service. His broad range of corporate experience and keen intellect have enhanced the governance and performance of The North West Company in his roles as Chairman of the Board and more recently as Chairman of the Corporate Governance and Nominating Committee. Iain has been essential to North West's growth and development into a leading retailer. We are grateful for his outstanding contribution.


GIBRALTAR HOUSE

Success breeds a desire to reach for the next, new level... this brings energy to our business.

EDWARD S. KENNEDY, PRESIDENT & C.E.O.
THE NORTH WEST COMPANY INC.

IAN SUTHERLAND, CHAIRMAN
THE NORTH WEST COMPANY INC.

April 15, 2003



Elevating our stores to *best practice* standards

Our store selling capability is North West's biggest and most sustainable competitive advantage. Over the next three years, and after more than a year of development, we will be building on that advantage with a *best practices* initiative targeted at all our stores.

The program is focussed on work methods and comprehensive training programs managed through three *best practice* stores that are being established as training sites.

We want to organize everyday activities at the store level into simpler, more effective tasks that improve productivity, service levels and customer and employee satisfaction. The final result – streamlined non-selling processes that turn good stores into great ones and can be measured in targets for higher per capita sales, reduced shrink, better labour expense management and lower inventory.

Best practice *training has made me a better meat manager and my staff better meat cutters – this has increased sales and reduced shrink within the department.*

MICHAEL JORDAN, MEAT MANAGER AND *BEST PRACTICE* TRAINER, ROSSVILLE, MANITOBA

MANAGERS TRAINED IN *BEST PRACTICE*


= 25 Store Managers
2003
91
2004
251
2005
426

By 2005, 426 of our managers (more than 50%) will have received training at our *best practice* stores.





Top The Northern store in Rossville, Manitoba is one of three *best practice* training stores. Derrick Ash reviews weekly 'Super Buys' with Lloyd Nielsen and Randal Saunders.

Far Left *Michael Jordan and Nathan Jimmy* have completed the *best practice* training program. Customers will benefit from a high standard of consistent business readiness, product quality and selection.

Left Jamie Bacon and Rossville Northern store manager Michael Lafrenier review optimal merchandising in the store's 'power aisle.'


Northern
Customer Service is Our First Priority

North
MART


Quick

Top Information Services specialists Pat Shirkey and Eric Woodard demonstrate new integrated control systems to James Steedsman, manager of the Pine Falls, Manitoba Northern store.

Right Wireless hand-held devices allow for instant inventory and price verification control from any location in the store.

Far Right Efficient point-of-sale scanners, printers and colour displays speed up check-out processing and are a hit with customers such as Lucas and Marcus Berthelette, served here by Morgan Nolin.





Installing superior, seamless store systems

This year, North West is beginning a large-scale replacement of key systems as part of an initiative to take our stores to a superior level of performance.

We are installing industry-leading technology for point-of-sale, financial services, labour scheduling and back-office systems. For store staff and management, this will eliminate or automate such activities as time and attendance tracking, credit administration, merchandise receiving and store accounting, allowing them to dedicate more time to selling activities and achieving a higher standard of operating excellence within the stores.

The systems have been modified to meet the specific needs of our stores in Canada and Alaska and were extensively tested in 2002. In addition to supporting sales growth, we are targeting annual cost savings of $5 million once all stores have been converted.

All critical processes are seamlessly integrated using one system. This allows us to simplify store operations in a customer friendly environment, while leveraging sales and trending information at store level and corporate office.

PAT SHIRKEY, MANAGER, SPECIAL PROJECTS, INFORMATION SERVICES


STORES WITH NEW SYSTEMS
= 20 New Systems
2003
40
2004
179

We aim to replace all of our electronic check-out systems and other key in-store technologies by the end of 2004.

Alaska growth focus shifts to wholesaling

In the 10 years since its acquisition, Alaska Commercial Company (AC) sales have nearly doubled and trading profits have grown to $13 million. It's one of the few Canadian retail success stories in the United States.

We've done it by sticking to what we know, combining local knowledge, years of American retail expertise and head office support. Now, as the only major Alaska-based retailer and the largest rural retailer in the state, we have an information advantage over larger 'outside' competitors selling from Anchorage and other urban centres.

We're taking the same focussed approach to wholesale distribution opportunities in rural Alaska, through Frontier Expeditors (FE). FE has become the leading food distributor in rural Alaska with sales growth of 32.7% in 2002.

At Frontier Expeditors, we deliver value with the freshest produce, our own quality controlled fresh and frozen meats, and stable consumables at competitive prices — and with superior retail support to rural Alaskan customers.

BOB GALOSICH, VICE-PRESIDENT, WHOLESALE OPERATIONS


AC SALES ($ in millions)
200
150
100
50
0
97.7
115.4
121.7
116.1
118.7
135.1
148.0
156.3
171.7
184.0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Over the past 10 years, AC has grown to become the dominant retailer in rural Alaska.





Top Focus on core competencies pays off. Bob Galosich of Anchorage, Alaska has been a part of the steady-growth success story of AC and its *Frontier Expeditors* division over the past 10 years.

Left Cordova has one of 25 retail stores in NWC's Alaskan operations, which contributed to over $184 million in total revenue last year.

Far Left Superior product knowledge and supply-chain control are at the heart of successful wholesale distribution operations. Consistently supplying quality fresh fruit to remote, rural communities is the ultimate test.

AC Value Center

FE Frontier Expeditors


GIANT TIGER
ALL CANADIAN FAMILY DISCOUNT STORE



Top Ron Voldeng, Director of the Company's Giant Tiger store venture, is pleased with the enthusiasm of customers in the new GT stores.

Left Our third Giant Tiger store brings convenient, discount shopping to downtown Winnipeg, Manitoba.

Right Giant Tiger customers in Winnipeg have found a new, convenient place to buy everyday food and merchandise at affordable prices.

Accelerating the roll-out of Giant Tiger stores

Our Giant Tiger (GT) store venture is creating a third major growth market for NWC, providing an attractive opportunity to be a leading niche discount retailer in western Canada.

Giant Tiger is a unique junior discount retail format with a 40-year record of success in Ontario and Quebec and a proven, winning formula against 'big box' competitors. It offers fashion and food merchandise that is 'fresh' daily at low, low prices, in bright, clean stores that are very conveniently located.

By providing food distribution services to the Giant Tiger stores, we will be able to significantly drive down buying costs for our Northern and other stores. In fact, this benefit is so important it's expected to outweigh GT's direct contribution over the first five years.

Giant Tiger is an exciting store. Customers enjoy everyday low prices on basic needs and the most current fashions. Our staff are friendly, knowledgeable, and always ready to provide fast and efficient service.

RON VOLDENG, DIRECTOR, GIANT TIGER STORE VENTURE


GIANT TIGER STORES
= 1 Store
2002
3
2003
7
2004
13
2005
21

By the end of 2005, Giant Tiger will begin to make a meaningful bottom-line contribution to NWC results.

North West Company Fund Structure

DELIVERING BETTER RETURNS

The North West Company Fund was created on March 27, 1997 when our shareholders exchanged their shares of The North West Company (the 'Company') for 100% of the issued units of the Fund, at a value of $11.70 each. Management and shareholders recognized the advantages of the income trust structure for companies with relatively stable trading profit[1] as illustrated in the following chart.

TRADING PROFIT ($ in millions)



80
60
40
20
0
41
48
51
48
59
57
62
60
64
71
72
1992
1993
1994
1995*
1996
1997
1998*
1999
2000
2001
2002
*Before unusual item

The Fund maintained a relatively stable average compound annual growth rate of 5.8% over the last 10 years.

Under the former corporate structure, dividends were paid from earnings, which were subject to corporate tax, generally at a rate of about 44%. In effect, the corporate tax paid by the Company reduced the amounts that could be paid as dividends. Dividends were then also subject to tax in the hands of shareholders at the dividend tax rate.

Under the current structure, the Fund owns 100% of the equity and the subordinated notes issued by the Company. The benefit of the Fund structure, unlike a traditional corporation, is that the Fund does not pay tax on income passed on by way of distributions to its unitholders. We can make distributions to our unitholders at a higher pre-tax rate compared to after tax dividends, without any change to our cash flow. All Fund income, less Fund expenses, is distributed to unitholders during the year by quarterly payments, thereby reducing the taxable income of the Fund to zero. The income is taxable to our unitholders based on how the investment is held and the taxability of the unitholders. This makes the investment particularly appealing to those holding their units in sheltered investments such as pension funds or RRSPs.

1. Trading profit or EBITDA is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings (loss), trading profit is a useful supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures and income taxes. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings (loss) determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

CASH PAID OUT AND REINVESTED

The following table compares cash paid per unit in annual dividends and distributions before and after the creation of the Fund in March 1997. Distributions and dividends have almost quadrupled since 1996, from $0.40 per share to $1.56 per unit last year. During this period we have also increased the funds reinvested in the Company to sustain and grow our business from $1.63 per share in 1996 to $2.14 per unit in 2002.

Fiscal Year	2002	2001	2000	1999	1998	1997	1996
Cash flow from operations/unit $	3.70	3.74	3.21	2.99	3.47	2.40	2.03
Payout $	1.56	1.46	1.44	1.44	1.00	0.60	0.40
Payout %	42.2	39.0	44.9	48.2	28.8	25.0	19.7
Reinvested $	2.14	2.28	1.77	1.55	2.47	1.80	1.63

These increased distributions have been financed by earnings growth and from tax savings due to the deductibility of the interest on the subordinated debt. The Company's tax saving per unit on interest paid to the Fund was $0.33 for the 1997 fiscal year, increasing to $0.67 in 2002.

DISTRIBUTIONS OF THE FUND

The distribution policy of the Fund is to distribute the Fund's interest and dividend income, less Fund expenses, to unitholders in cash as long as the consolidated operations maintains an acceptable debt to equity ratio, core business prospects remain positive and there are sufficient cash flows retained for growth.

During 2002, unitholders received quarterly cash distributions of $0.375 per unit on March 15, June 15, September 15 and a final cash distribution of $0.435 on December 15. The distributions for 2002 totaled $1.56. A fifth distribution of $0.39 per unit was declared on December 24, 2002 to unitholders of record on January 7, 2003, distributable on March 15, 2003. This distribution was declared in 2002 to adjust the accumulated declarations of the Fund to the accumulated earnings of the Fund.

Quarterly cash distributions of $0.39 per unit are expected to continue for 2003.

The Fund held an investment in the Company of $175.0 million in subordinated notes at an interest rate of 12.5% plus subordinated notes for $30.0 million at an interest rate of 13.0%. The impact of this tax saving to the Company on earnings of the consolidated operations of the Fund was $0.67 per unit in fiscal 2002 and $0.64 per unit in fiscal 2001. The distributions of $1.56 per unit represent the maximum distributions from these notes less Fund expenses. Additional distributions can be made by dividend distributions from the Company.

QUARTERLY CASH DISTRIBUTIONS & UNIT PRICE


Quarterly Cash Distributions
Unit Closing Price
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
$25.00
$20.00
$15.00
$10.00
$5.00
$0.00
11.25
14.50
14.00
14.00
15.90
15.60
13.60
15.50
14.75
15.40
13.30
12.00
11.00
11.30
10.90
13.00
14.75
16.20
16.00
17.20
19.35
19.70
20.35
20.70
0.000
0.000
0.175
0.220
0.250
0.250
0.250
0.250
0.300
0.300
0.300
0.540
0.300
0.300
0.300
0.540
0.360
0.360
0.360
0.375
0.375
0.375
0.375
0.435
Q1 Q2 Q3 Q4
1997
1998
1999
2000
2001
2002

TRADING VOLUMES INCREASED 59% IN 2002

The public offering of units in the fourth quarter of 2001 has increased liquidity by exposing the Fund to a broader range of smaller individual investors and new institutional investors.

The following chart illustrates the units traded by quarter from 1997 to 2002 and shows the improvement in trading volumes in the fourth quarter of 2001 and in subsequent quarters due to the issue of new units.

UNITS TRADED BY QUARTER ($ in millions)


2.5
2.0
1.5
1.0
0.5
0.0
2.1
1.9
1.1
1.2
1.9
1.0
1.0
0.7
0.6
0.5
1.1
0.8
0.6
0.8
1.8
1.7
0.9
1.0
0.8
2.1
2.5
1.7
1.9
1.4
Q1 Q2 Q3 Q4
1997
1998
1999
2000
2001
2002

TOTAL RETURN COMPARISONS

The North West Company Fund's units have consistently outperformed the market and other retail groups of TSX listed companies over the past five years as shown on the following table.

Cumulative Returns	5 Years	4 Years	3 Years	2 years	1 Year
NWF.UN	**142%**	**103%**	**139%**	**94%**	**33%**
TSX Composite	6%	4%	-18%	-27%	-13%
Consumer Durables/ Apparel Group	67%	90%	61%	40%	31%
Retailing Group	-34%	-35%	-15%	12%	2%
Food/Drug Retailing Group	134%	60%	93%	32%	-2%

For the five years ending January 31, 2003, the Fund produced a total return of 142% compared to 6% for the TSX composite index.

Management's Discussion & Analysis

REVIEW OF CONSOLIDATED RESULTS
The consolidated results for the year are summarized below by the key productivity factors used by management.

KEY PRODUCTIVITY FACTORS ($ in thousands)

	2002	2001	2000
Sales	$749,759	$704,043	$659,032
Same store sales % increase	3.4%	4.4%	3.4%
Trading profit	$ 72,271	$ 70,535	$ 63,886
Net earnings	$ 34,469	$ 29,015	$ 28,134
Return on net assets	13.4%	12.7%	11.5%
Return on equity	15.8%	14.9%	15.2%

Sales for the 52 weeks ending January 25, 2003 increased 6.5% (3.4% on a same store basis) to $749.8 million from $704.0 million in 2001. Same store sales started the year slowly with only a 1.7% increase in the first quarter, but improved throughout the year with increases of 3.5%, 3.8% and 4.7% in the next three quarters. Same store sales improved due to stronger seasonal general merchandise assortments secured through alliance partners, Giant Tiger and *Dufresne Furniture and Appliances*. High markdowns to clear aged merchandise also stimulated fourth quarter sales. Food sales benefited from better quality and price management within the Company's perishable categories in Alaska. Canadian food sales growth reflected increased value SKU penetration and basic price inflation. NWF consolidated earnings increased 18.8% to $34.5 million or $2.14 per unit on a fully diluted basis from $29.0 million or $1.95 per unit in 2001. Canadian operations accounted for 75.5% of total sales (75.6% in 2001) while Alaska contributed 24.5% (24.4% in 2001).

SALES & TRADING PROFIT ($ in millions)



Sales
Trading Profit
800
600
400
200
0
80
60
40
20
0
62.0
60.0
63.9
70.5
72.3
629
626
659
704
750
1998*
1999
2000
2001
2002
*Before unusual item

Lower margins helped stimulate sales but reduced trading profit growth.

Trading profit (EBITDA) increased by 2.5% to $72.3 million from $70.5 million in 2001. Gross margin rate erosion in Canadian operations helped stimulate sales but diluted trading profit rates. Canadian expense rates excluding amortization were reduced by 0.6% with the majority of the improvement coming from financial services. Trading profit as a percentage of revenue was 9.6% and has consistently been in the 9.6% to 10.0% range over the last five years. Amortization costs were unchanged from last year at $22.7 million. Earnings before interest and income taxes (EBIT) increased 3.7% to $49.6 million from $47.8 million in 2001.

TRADING PROFIT & NET EARNINGS ($ in millions)



Trading Profit
Net Earnings
80
60
40
20
0
62.0
16.1
60.0
28.0
63.9
28.1
70.5
29.0
72.3
34.5
1998*
1999
2000
2001
2002
*Before unusual item

2002 net earnings increased faster than trading profit due to lower interest and tax expenses.

Interest expense decreased by 36.4% to $6.7 million compared to $10.5 million in 2001 due to lower interest rates and reduced average debt levels. The average cost of borrowing on interest bearing debt decreased to 4.45% from 5.76% in 2001. Average debt levels declined over the year by 17.6% to $150.0 million from $182.2 million in 2001. The Company took advantage of the low interest rates in 2002 having swapped all its debt to floating rates to August 28, 2002. The reduction in average debt levels in 2002 was primarily due to funds applied from the equity issue in December 2001 and the reduction in working capital during the year.

The effective income tax rate for 2002 was 19.7% of pre-tax earnings compared to 22.3% in 2001. Income taxes for Canadian operations declined to $5.5 million in 2002 from $6.2 million in the previous year due to increased interest paid to the Fund in 2002 as a result of the $30 million note issued on December 31, 2001. This reduced the Canadian tax rate to 15.7% of earnings pretax in 2002 compared to 19.2% in 2001. Alaska Commercial Company (AC) had a tax expense of $3.0 million, or 37.1% of pretax income, compared to $2.1 million in 2001, or 42.0% of pre-tax earnings. AC's tax decrease was due to the recovery of alternative minimum taxes paid in previous years and adjustments to the future tax asset.

Installation of industry-leading technology is expected to deliver annual benefits of $5 million.

RETURN ON NET ASSETS & EQUITY (%)


RONA
ROE
20
15
10
5
0
17.6
12.1
16.8
11.6
15.2
11.5
14.9
12.7
15.8
13.4
1998*
1999
2000
2001
2002

Return on net assets and return on equity performance was helped by higher inventory productivity.

*Before unusual item

Return on net assets employed increased to 13.4% from 12.7% in 2001 while the return on equity improved to 15.8% from 14.9% in 2001. Return on assets was higher due to better flow of seasonal merchandise and warehouse inventory being effectively outsourced to alliance partners. These initiatives were part of an increased emphasis on improving inventory turnover and other controllable net assets. The higher return on equity was mainly due to the 18.8% improvement in net earnings in 2002.

CANADIAN OPERATIONS

Retail Environment The retail environment in northern Canada was relatively healthy in 2002. The government of Nunavut continued to put new infrastructure in place that stimulated the economies of larger communities. The Northwest Territories benefited from mining and oil exploration. Remote communities in the northern parts of the provinces were not as buoyant as those north of the 60th parallel.

2002 Canadian Operations Strategy

1. *Develop superior Store Selling Capabilities;*
2. *Complete the Reprofiling program;*
3. *Pursue Alliances to improve assortments and reduce costs; and*
4. *Complete the Giant Tiger stores test.*

Store Capabilities Store level selling capability will continue to receive the highest priority over the next two years. The foundation for improvements began with a revamping of store management and supervisory compensation, aimed at attracting and retaining higher quality local employees.

Replacement store information systems were selected in 2002. These new solutions will eliminate or automate non-selling activities such as time and attendance tracking, credit administration, receiving and store accounting. The systems were modified to meet the specific needs of our stores in Canada as well as Alaska and were tested in 2002. They will be rolled out over three years at a cost of $15 million and are expected to deliver annual benefits of $5 million once all stores have been converted. The plan calls for the conversion of 31 stores in Canada and 9 stores in Alaska during 2003 at a cost of $4.2 million with the remaining stores converted in 2004. Three *best practice* stores will be established in the spring of 2003 and will become training sites for existing and new store management teams. Our goal is to develop more streamlined work practices at the store level, to allow more time to be dedicated to selling activities. The performance target for 2003 is to train 91 management level employees at *best practice* store sites.

Reprofiling The Company completed the reprofiling project at the final 12 stores in 2002. Reprofiling ensures that each store has food and general merchandise assortments based on local market opportunities, as well as the required fixtures and equipment to satisfy customer needs. Reprofiling focused on addressing food needs first and making more effective use of the remaining selling space to meet the community's general merchandise requirements. There are several other stores that will incorporate the reprofiling concept when scheduled store upgrades are made over the next few years.

REPROFILING IMPACT ON FOOD SALES


Reprofiled Stores
Food % Increase (Decrease)
150
120
80
60
30
0
8.0
6.0
4.0
2.0
0.0
-2.0
-1.4
0.1
0.5
3.6
3.0
2.4
5.4
5.8
8.4
6.5
4.6
5.1
2.2
3.1
4.7
5.1
0
1
33
48
66
76
94
101
102
109
125
127
133
139
139
139
Q1
Q2
Q3
Q4
1999
2000
2001
2002

Reprofiling has helped build the Company's leadership position in northern food retailing.

Alliance agreements reduced distribution costs by over $300,000.

Alliance Improvements to Plan/Buy/Move/Sell A new alliance distribution agreement was completed in July 2002 with *A. De La Chevrotière Ltée* to supply the Company's stores in eastern Canada with food products replacing service from our food distribution centre in Winnipeg. The savings on distribution costs, freight and timelines of delivery are expected to exceed $200,000 per year while improving the in-stock position of these stores and reducing inventory levels by $1.5 million. Alliance agreements with *Giant Tiger Stores Limited, TruServ Canada Cooperative Inc., Dufresne Furniture & Appliances* and *Pratt's Wholesale Limited* reduced distribution costs by over $300,000 in 2002 with additional savings expected in 2003. The three-store test with *RadioShack* was discontinued in favor of partnering with a consolidated group of electronics vendors. The savings associated with these alliances vary by vendor but range from a minimum of 0.5% to just over 2.0% of the cost of purchases.

The development of alliance partners has enabled NWC to access a better blend of value priced, 'off-brand' items to meet the growing demand for these types of products among our necessity impulse shoppers. This has helped to increase unit sales and market share but has been deflationary during the transition period. We believe that we will continue to improve market share and generate sustainable growth by pursuing lower cost goods for our customers.

Giant Tiger Stores Expansion In June 2002, NWC completed testing of two franchise stores under a Master Franchise Agreement with *Giant Tiger Stores Limited,* based in Ottawa, Ontario. The performance of these stores exceeded expectations. Giant Tiger and NWC completed a 30-year Master Franchise Agreement that grants NWC the exclusive right to open and operate Giant Tiger stores in western Canada. Under this agreement, Giant Tiger provides product sourcing, merchandising, systems and administration support to NWC's Giant Tiger stores in return for a royalty based on sales. NWC will be responsible for opening, owning and operating the stores, as well as food procurement and distribution. NWC's exclusivity right requires that a minimum number of Giant Tiger stores be opened each year, based on an expected rollout of 72 stores over the term of the agreement. Giant Tiger stores' focus is to offer everyday low prices and great value on current fashions, home decorating, groceries, frozen food, dairy products, health and beauty supplies and toys — all within a convenient, clean, bright, affordable and friendly shopping environment. The Company believes that Giant Tiger's junior discount store format can uniquely satisfy an underserved market in western Canada by appealing to low and fixed income shoppers, as well as convenience-oriented consumers who cannot readily access larger discount stores located in suburban areas.

A third store was successfully opened in Winnipeg in October 2002. All three stores have exceeded their targets for sales and earnings. Four new Giant Tiger stores are scheduled to open in 2003 — two in Winnipeg, one in Regina and one in Edmonton.

2002 Operating Highlights

1. *Sales increase of 6.3% (3.6% on a same store basis);*
2. *Opening a third Giant Tiger store;*
3. *Completion of Reprofiling program;*
4. *Development of Store Capabilities training program;*
5. *Introduction of new Best Practice stores training sites;*
6. *Development of an in-store systems platform to support Store Capabilities;*
7. *Reduction in the expense rate excluding amortization by 0.6%; and*
8. *Increase in inventory turns of 13%.*

Financial Performance Results of Canadian operations are summarized below by the key productivity factors used by management.

KEY PRODUCTIVITY FACTORS ($ in thousands)

	2002	2001	2000
Sales	$565,747	$532,349	$502,756
Same store sales % increase	3.6%	4.2%	3.6%
Trading profit	$ 59,163	$ 60,337	$ 54,534
Return on net assets	14.0%	13.9%	12.0%

Canadian sales increased 6.3% (3.6% on a same store basis) to $565.7 million compared to $532.3 million in 2001.

Canadian food sales accounted for 66.0% (65.2% in 2001) of total sales. The balance was made up of general merchandise sales at 29.6% (29.9% in 2001), 'other' sales that are primarily fuel sales at 2.8% (3.4% in 2001), and consumer credit revenue at 1.6% (1.5% in 2001).

Core stores include the Northern and NorthMart store formats in Canada and exclude the Giant Tiger stores and non-core operations. Food sales in core stores increased 4.6% (3.8% on a same store basis) compared to an increase of 6.5% in 2001. This was less than our 6% target. We are encouraged by the

Food sales represent our most profitable growth opportunity.

strengthening of food sales through the year, which generated progressive quarterly sales increases of 3.2%, 3.8%, 5.4%, and 5.9% respectively. We have focussed on food as our most profitable growth opportunity and have allocated more selling space, improved fixtures and refrigeration and more expertise to this business, while increasing our mix of lower priced food items. Sales increases were achieved across all major categories with the strongest performances in tobacco, which was affected by higher government taxes imbedded in the price; deli, which is a growth opportunity in our larger stores; confectionary; frozen foods; and produce. The weakest category was food service, which was impacted by closures of unprofitable units and labour shortages in many locations due to extended hours of operations. New proprietary hot food offerings are being tested to refresh menus. These items have been well received and will be expanded in 2003.

General merchandise sales in core stores finished below plan with an increase of 3.1% over 2001 (2.6% on a same store basis). As was the case with food sales, general merchandise sales momentum accelerated through the year. After decreasing 1.6% in the first quarter, sales increased by 2.8%, 4.8% and 5.1% in the second, third and fourth quarters respectively. Sales were weaker in the first half of the year as a result of disruptions experienced in product flow and assortment planning during the transition to new procurement alliances in fashion clothing and home furnishings. These challenges were resolved and the in-stock position was improved which led to stronger sales later in the year. Sales were strongest in men's apparel, transportation and electronics. Hardlines sales were up 4.4%, while softlines sales were down 0.2% with footwear and ladies apparel the poorest performing groups. Sales from the *Selections* catalogue were up 6.9% to $43.1 million versus $40.3 million 2001.

CANADIAN SALES BLEND (%)


66.0% Food
29.6% General merchandise
2.8% Other
1.6% Service charges

Food continued to increase its share of sales in 2002.

Same store sales in core stores for the past three years show an improved trend overall, led by strong food sales.

CORE STORES – SAME STORE SALES (% increase)

	2002	2001	2000
Food	3.8%	6.1%	4.2%
General merchandise	2.6%	0.0%	2.5%
Total sales	3.4%	4.2%	3.6%

On a regional basis, sales growth was strongest in Nunavut, the Northwest Territories and northern Quebec. Stores in larger communities did well as a result of government spending. Oil and mineral exploration activities provided a boost to stores in the Mackenzie River delta and around the Beaufort Sea.

Sales per selling square foot were $728 for food ($720 in 2001) and $299 for general merchandise ($280 in 2001) reflecting our strong food sales performance and the shift in additional square footage to food from general merchandise during the year. Food selling square footage accounted for 48% of total selling space of Canadian operations compared to 46% in 2001.

Gross profit dollars for the year were down 0.7% in core stores due to aggressive pricing in key markets, additional markdowns taken to eliminate aged stock and to support increased promotions to grow market share. Gross profit rates in core stores dropped to 34.6% in 2002 compared to 36.2% in 2001. The reduction was due to more aggressive pricing and promotions to gain local market share and additional markdowns taken to clear seasonal items. We also targeted selected communities where outshopping had become more of a concern and adjusted prices to try to reduce the spread between local prices and those prices in regional centres. Changes in buying arrangements have also reduced initial markup as alliance partners' markup have added to our costs. Savings for internal labor, distribution space, as well as inventory cost reductions have helped to offset these costs.

Inventory turnover in our core stores increased to 4.01 in 2002 from 3.63 turns in 2001. Year-end inventories were down 5.1% to $74.7 million compared to $78.7 million in 2001. Turnover for total Canadian operations, including goods in transit and distribution centres, improved to 3.39 turns from 3.00 turns due to the $6.8 million reduction to inventory levels in the stores and for the catalogue operations as merchandise was purchased much closer to the selling season.

Inventory turnover improved throughout 2002.

Canadian operating expense rate was reduced by 4.3% to 26.4% of sales in 2002 compared to 27.6% in 2001. The expense rate was reduced with only a 1.8% dollar increase over 2002. The improvements came from financial services and lower amortization costs.

CANADIAN TRADING PROFIT & EBIT MARGINS (% of sales)



EBIT
EBITDA
15
10
5
0
7.9
11.3
7.1
10.7
7.2
10.8
7.7
11.3
7.1
10.5
1998*
1999
2000
2001
2002
*Before unusual item

Canadian trading profit declined slightly as gross margins were lower.

Trading profit from Canadian operations decreased 1.9% to $59.2 million or 10.5% of sales compared to $60.3 million or 11.3% of sales in 2001. The main variance from our plan occurred because of the erosion of gross profit margins.

The Diversified Business group consists of three Fur Marketing Branches, the Inuit Art Marketing Service and Crescent Multi Foods (CMF). Total sales for the group increased 8.2% to $14.6 million compared to $13.5 million in 2001. The Fur Marketing Branches and the Inuit Art Marketing Service had minor sales decreases for the year. CMF had a significant turnaround in 2002 with sales to external customers increasing 14.3% as a result of new customers added during the year. The Diversified Business group made a strong improvement in its operating contribution in 2002 led by an increase of just over $0.5 million from CMF.

Operational Net Assets Employed Operational net assets employed at January 25, 2003, decreased 0.6% to $272.1 million compared to $273.9 million at the previous year-end as summarized in the following table.

OPERATIONAL NET ASSETS EMPLOYED ($ in millions)

At the end of fiscal year:	2002	2001	2000
Property and equipment	$142.1	$144.6	$148.9
Inventory	102.0	108.8	101.7
Accounts receivable	56.8	57.6	49.8
Liabilities and other assets	(28.8)	(37.1)	(31.0)
Total operational net assets employed	$272.1	$273.9	$269.4

Property and equipment balances were down due to lower than expected capital expenditures in 2002 as a result of the delayed roll out of the new in-store system and the deferral of several store upgrades to 2003.

Inventory levels were reduced as part of a plan to eliminate chronic slow moving inventory pockets, improve merchandise flow, and reduce excess safety stock. This plan is expected to reduce average inventory levels by $10 million by the end of 2003 compared to average levels for the year 2000. We believe this plan is achievable and are encouraged by the improvement in inventory turnover in 2002. There are significant opportunities for even further gains through improved processes with alliance partners, more rapid ordering using electronic data interchange and better inventory management practices within our marketing group and at our stores.

Accounts receivable growth has leveled off after increases in the two previous years as customer accounts were converted to more flexible interest bearing accounts.

Other assets increased due to additional cash on hand to meet month-end cheque cashing and ATM requirements, a timing difference on the payment of insurance premiums and deferred financing charges related to the senior notes issued in August 2002. Liabilities were lower than last year due to lower reduced interest accruals of $5.4 million due to timing differences on scheduled interest payments on long-term debt and lower accruals for incentive payments.

Return on Net Assets The return on net assets employed for Canadian operations improved to 14.0% from 13.9% in 2001. The improvement was due to reductions in the average net assets employed during the year, particularly in inventory as a result of improved flow and increased emphasis on the importance of good inventory management techniques. During the year, we expanded our assisted replenishment system to all basic general merchandise. This improved the in-stock position, sales and allowed for inventory reductions without jeopardizing service levels.

CANADIAN RETURN ON NET ASSETS



EBIT ($ in millions)
RONA (%)
45
30
15
0
15
10
5
0
14.0
12.6
12.0
13.9
14.0
39.0
33.6
36.0
41.0
40.2
1998*
1999
2000
2001
2002
*Before unusual item

Improved inventory management helped to increase return on net assets.

Alaska is adapting elements of the Canadian core business strategy.

EBIT was down by 2.1% to $40.2 million from $41.0 million in 2001 due to gross margin rate erosion. The reduction in average net assets employed during the year reduced debt levels and interest expenses.

ALASKAN OPERATIONS *(stated in U.S. dollars)*

Retail Environment The rural Alaskan market weakened in 2002 mainly due to poor conditions in the fishing industry which continued to struggle with low prices and poor supply. The other major economic factor that has hurt sales was the 17% reduction in the Alaska Permanent Fund (APF) dividends in 2002 to $1,541 per capita from $1,850 per capita in 2001. The dividends are based on the APF's average earnings over the last five years. Recent declines in the stock market have affected its investments. This trend is expected to continue into 2003. During the second half of the year, rural Alaska also felt the impact of unusually warm weather in the region, which has affected consumers' spending.

2002 Alaskan Operations Strategy *The strategy for the Alaskan operations (Alaska Commercial Company or AC) is to close the performance gap between AC stores and those in Canada through:*

1. *Acquisition and development of new store locations;*
2. *Focussing growth potential within the wholesale division;*
3. *Cost efficiencies achieved by leveraging investments made in head office support services and technology; and*
4. *Adapting elements of the Canadian core business strategy.*

The Alaskan operations stayed on course with these strategies in 2002. One new market was entered through an acquisition in the community of Mountain Village. AC's wholesale division (Frontier Expeditors or FE) rebounded in 2002, fully recovering its tobacco sales that were interrupted in 2001 due to a punitive municipal tax. It also added new customers previously serviced by other wholesalers that have abandoned the smaller villages that are FE's primary markets.

The In-Store Systems (ISS) initiative will be rolled out to the eight AC large stores and one small store in 2003. The Canadian and Alaskan operations have common in-store processes, something that will be maintained to maximize support cost efficiency when the new systems are introduced.

Trading margin rates between Canadian and Alaskan operations narrowed in 2002 as AC's rate rose to 7.1% of sales from 5.9% last year compared to 10.5% in Canadian operations. Given the weak economic conditions in rural Alaska, AC's performance in 2002 was very encouraging.

TRADING PROFIT RATES (%)


Alaskan
Canadian
12
10
8
6
4
2
0
4.7
11.3
6.0
10.7
6.0
10.8
5.9
11.3
7.1
10.5
1998*
1999
2000
2001
2002
*Before unusual item

AC continued to close the margin gap with Canada.

2002 Operating Highlights

1. *Same store sales increased 2.6% in a challenging economic climate;*
2. *One new store was opened in Mountain Village in December 2002;*
3. *Gross margin rates improved by 0.7% in the stores group; and*
4. *Frontier Expeditors sales increased 32.7%.*

Financial Performance Alaskan results for the year are summarized below by the key productivity factors used by management.

KEY PRODUCTIVITY FACTORS ($ in thousands)

	2002	2001	2000
Sales	$117,542	$110,308	$104,890
Same store sales % increase	2.6%	5.9%	2.2%
Trading profit	$ 8,373	$ 6,551	$ 6,277
Return on net assets	11.6%	8.5%	8.9%

Frontier Expeditors' sales increased 32.7% in 2002 due to increased market share.

AC continued its steady improvement in performance in fiscal 2002. Total sales were up 6.6% (2.6% on a same store basis) to $117.5 million for the year compared to $110.3 million in 2001. Food sales, which accounted for 77.0% of total revenue (76.2% in 2001), increased 7.6% (3.9% on a same store basis). General merchandise sales, which accounted for 22.1% of total revenue (22.8% in 2001), increased 3.0% (-1.4% on a same store basis). The sales increase in 2002 was largely driven by Frontier Expeditors, which had a 32.7% sales increase in 2002.

AC SALES BLEND (%)


77.0% Food
22.1% General merchandise
0.9% Service charges & other revenue

Food sales in Alaska have a higher blend than in Canadian stores.

Gross profit rates for AC increased to 33.4% versus 33.3% in 2001 due to improved store margins, particularly in the perishable food categories, that offset the higher blend from wholesale operations. AC's expense rate declined to 28.3% of sales from 29.4% due to a recovery from unusual debt loss and accounting expenses incurred at FE in 2001.

AC stores delivered a strong food sales increase of 5.5% (3.9% on a same store basis) led by convenience categories such as deli up 19.4%, beverages up 14.6%, produce up 10.5% and snack food up 7.2%. Less competitive pressure on pricing and better recovery of freight increases allowed margins to increase. At the same time, AC stores remained competitive with local retailers and grew market share. General merchandise sales were down 0.9% (-1.4% on a same stores basis) for the year. The strongest performing categories were children's and ladies apparel, which increased 9.0% and 5.0% respectively. Transportation sales were up 0.9% following a strong increase of 38.6% in 2001. Hardware and sporting goods also registered a small increase in sales. Furniture sales were 11.2% below 2001 while men's apparel, footwear and outerwear also had sales decreases. Other sales, consisting primarily of gasoline, declined by 7.1%. Service charge income on customer accounts increased 19.3% due to the shift of customers to interest bearing accounts. Accounts receivable balances in Alaska increased 0.9% over the previous year.

Same store sales for the past three years are shown on the following table.

SAME STORE SALES (% increase)

	2002	2001	2000
Food	3.9%	4.9%	2.9%
General merchandise	-1.4%	8.7%	0.4%
Total sales	2.6%	5.9%	2.2%

While same store sales increases were lower than those experienced in 2001, they are consistent with those of leading retailers in the U.S. and well ahead of many. We expected that the strong sales increase in general merchandise in 2001 would be difficult to match. General merchandise sales were positive through the spring but lost momentum in the fall when customers reacted to the reduction in the Permanent Fund Dividend payments.

Sales per selling square foot were $622 for food ($587 in 2001) and $268 for general merchandise ($257 in 2001) continuing the strong food sales performance per square foot. Food selling square footage accounted for 61% of total selling space of Alaskan operations compared to 60% in 2001.

Frontier Expeditors increased its trading profit by $1.8 million in 2002 after incurring a large debt loss in 2001 related to accounts receivable write offs for a major U.S. retailer that filed for bankruptcy protection, and tobacco taxes in prior periods that required a one-time charge against trading profit of $1.3 million. Frontier Expeditors' sales increased 32.7% in 2002 due to increased market share won from small independent retailers in rural Alaska, and a full year of tobacco sales.

AC TRADING PROFIT & EBIT MARGINS (% of sales)


EBIT
Trading Profit
8
6
4
2
0
2.8
4.7
4.1
6.0
4.1
6.0
4.0
5.9
5.1
7.1
1998
1999
2000
2001
2002

AC's margins continued to improve in 2002.

AC remained competitive with local retailers and grew market share.

Trading profit increased 27.8% to $8.4 million from $6.6 million in 2001. EBIT in 2002 rose 37.5% to $6.0 million compared to $4.4 million in 2001. Trading profit margins improved to 7.1% from 5.9% in 2001 and have increased 240 basis points over the past four years. EBIT margins have shown a similar improvement as illustrated on the AC Trading Profit and EBIT Margins chart.

OPERATIONAL NET ASSETS EMPLOYED ($ in millions)

At the end of fiscal year:	2002	2001	2000
Property and equipment	$30.3	$30.9	$30.2
Inventory	16.7	16.0	14.1
Accounts receivable	5.2	5.2	4.7
Liabilities and other assets	(4.1)	(2.8)	(2.0)
Total operational net assets employed	$48.1	$49.3	$47.0

At January 25, 2003, AC's operational net assets employed were $48.1 million compared to $49.3 million at the previous year-end. Property and equipment decreased 2.0%, as capital spending declined to $1.8 million with the addition of only one store in 2002 compared to $2.9 million in 2001 when two stores were purchased. Amortization costs for the year increased 8.4% to $2.4 million compared to $2.2 million in 2001. Inventories increased 4.6% to $16.7 million from $16.0 million in 2001. The increase was mainly in general merchandise inventory in home furnishings, which were affected by the Permanent Fund Dividend reduction. Footwear/outerwear inventory was high due to unusually warm fall weather in Alaska that hurt sales. Our buyers have also taken advantage of weak demand in the lower 48 states to make early purchases of spring and summer footwear at substantial discounts, which should improve margins in the spring. Accounts receivable remained flat at $5.2 million. Other net liabilities of $4.1 million compared to $2.8 million in 2001. The increase was due to higher accruals for building expenditures for the new store and a replacement store, as well as higher bonus and long-term incentive provisions.

AC RETURN ON NET ASSETS


EBIT ($ in millions)
RONA (%)
8
6
4
2
0
12
9
6
3
0
5.6
8.8
8.9
8.5
11.6
2.6
4.1
4.3
4.4
6.0
1998
1999
2000
2001
2002

AC's return on net assets was more than double that of four years ago.

The return on net assets improved to 11.6% due to the improvement in trading profit.

On December 14, 2002, a fire that started in the adjoining post office destroyed the AC store in St. Michael, Alaska. The store was a total loss, however, there were no injuries to customers or staff. A temporary store was set up in a small community owned building and service was re-established on January 10, 2003. A new replacement store will be built and opened in September 2003 funded from insurance proceeds.

FINANCIAL CONDITION

CONSOLIDATED NET ASSETS EMPLOYED ($ in millions)

At the end of fiscal year:	2002	2001	2000
Property and equipment	$188.2	$194.0	$194.4
Inventory	127.4	134.4	123.0
Accounts receivable	64.8	65.9	56.9
Liabilities and other assets	(24.2)	(23.2)	(7.5)
Total net assets employed	$356.2	$371.1	$366.8

Balance Sheet & Cash Flows Property and equipment balances were reduced in 2002 due to capital expenditures that were $2.5 million less than amortization for the year, the foreign exchange effect from the strengthening Canadian dollar and disposals due to closures, sales or assets destroyed by fire. Additional information on capital expenditures is included in the following section.

Inventory levels reduced 6.3% or $6.8 million in Canadian operations as a result of the inventory reduction program. Inventory levels increased at AC and will be reduced in 2003. Accounts receivable were down 1.4% in Canada and up 0.9% in Alaska. Liabilities and other net assets increased by $1.0 million due mainly to the additional $6.3 million distribution payable at the end of the year less the reduction of $5.4 million for accrued interest payments due to the change in timing of semi-annual interest payments on long-term debt. Accounts payable were similar to last year. The net balance in 2001 also increased from 2000 due to recoveries of future income tax assets; increases for income taxes payable and accounts payable balances at the end of 2001.

Long-term debt was refinanced at favourable rates.

Cash flow from operations in 2002 increased 6.1% or $3.4 million to $59.2 million compared to $55.8 million 2001. The increase was due to an 18.8% or $5.5 million increase in net earnings for the year offset by a $1.5 million reduction in the recovery in future income taxes. The gain on disposal of property and equipment relates to insurance recoveries that funded the replacement on two stores that were destroyed by fire in 2001 and the sale of a Quickstop convenience store in Ashern, Manitoba. The changes on other non-cash items netted $0.2 million with reductions of inventory and receivables offset by foreign exchange adjustments as a result of the weakening of the U.S. dollar.

Capital Expenditures on Property & Equipment Total net capital expenditures in 2002 were $18.2 million compared to $19.9 million in 2001. Net capital spending on Canadian and Alaskan operations, respectively, amounted to $15.4 million and $2.8 million for 2002 compared to $15.5 million and $4.4 million in 2001.

Capital expenditures in Canadian operations were $17.3 million in 2002 versus $15.9 million in 2001. The reprofiling project, which refreshed store layouts by adding upgraded standardized fixtures and new refrigeration equipment, was completed in 2002 at a cost of $235,000, bringing the total stores reprofiled to 139. Investments totaling $8.4 million ($8.6 million in 2001) were made in renovations of existing stores, equipment replacement, support facilities and the replacement of one major store. Expenditures on information systems of $6.6 million ($2.6 million in 2001) were primarily directed at upgrading in-store processes and corporate hardware and the development and upgrading of our in-store and corporate merchandise information system.

New Northern stores were opened in the communities of God's River, Manitoba and Fort Ware, British Columbia. Major upgrades were made to stores in Inuvik, Northwest Territories; Kashechewan and Webequie in Ontario; and Kangirsuk, Quebec. One new Giant Tiger store was opened in Winnipeg, Manitoba. A Quickstop convenience store in Ashern, Manitoba was sold in March 2002 and a small Northern store in Fort Alexander, Manitoba was closed in May 2002. Proceeds from disposals also included $1.0 million from insurance recoveries for two stores which were destroyed by fire in Canada in 2001 and replaced in 2002. The selling square feet in Canada increased to 1,070,468 from 1,050,211 in 2001.

Net capital expenditures in Alaska during 2002 were $2.8 million compared to $4.4 million in 2001. One new store in Mountain Village, Alaska was opened in December 2002 when the community invited AC to operate their local store. The AC store in St. Michael was destroyed by fire in December 2002 and will be rebuilt in 2003 from insurance proceeds. There were no closures in Alaska in 2002. Alaskan selling square feet increased to 245,343 from 244,206 in 2001.

The following table summarizes the number of stores and selling square footage under NWC's retail formats.

	NUMBER OF STORES		SELLING SQ. FOOTAGE	
	2002	2001	2002	2001
Northern	136	136	803,093	819,493
NorthMart	6	5	178,328	151,041
Quickstop – Cdn.	5	6	18,831	23,684
Giant Tiger	3	2	47,658	33,435
Other Formats	4	4	22,558	22,558
AC Value Centers	25	24	245,343	244,206
Total at Year End	179	177	1,315,811	1,294,417

Financing Activities In August 2002, the Company successfully completed the refinancing of its long-term bonds by issuing US$65 million 5.89% senior notes. Repayments of 20% of the original amount of the senior notes are required on June 15, 2007 and June 15, 2008 with the balance due June 15, 2009. Three large U.S.-based life insurance and pension funds, including one previous lender, provided the new financing. The Company's NAIC (National Association of Insurance Commissioners) debt rating in the U.S. remained unchanged at investment grade 2 in 2002. The Company's debt is not rated in Canada. The net proceeds of the senior note offering, together with funds drawn from the secured credit facilities, were used to retire the previous bonds of the Company that matured on August 28, 2002.

A swap was completed on September 11, 2002 to convert US$14 million of the US$65 million obligation from fixed to floating rates at three-month London Interbank Offered Rate (LIBOR) plus 1.87%.

The Company designated US$45 million of its new U.S. dollar senior notes as a hedge against its U.S. dollar investment in AC. On November 7, 2002, a US$20 million fixed obligation was converted by a cross currency swap to a Canadian dollar-floating obligation at the Canadian Banker's Acceptance three months rate plus 2.99%.

Debt to equity improved to 0.6:1.

On January 24, 2003, an additional US$2 million of the fixed obligation was converted by a cross currency swap to a Canadian dollar-floating obligation at the Canadian Banker's Acceptance three months rate plus 3.16%. This swap reduced the hedge to US$43 million to recognize the earnings at Alaska Commercial Company in 2002 and the reduction of the investment due to repayments on inter company notes.

This leaves US$29 million of the original senior note fixed at an interest rate of 5.89% and the remainder of the indebtedness subject to floating rates plus negotiated spreads.

The Company also completed negotiations with two Canadian chartered banks and secured credit facilities totaling up to $85 million at favorable rates.

Capital Structure *On a consolidated basis,* NWF had $136.8 million in debt and $219.4 million in equity at the end of the year as the debt to equity ratio continued to improve to 0.6:1 versus 0.7:1 a year earlier. There was no new equity issued in 2002.

The strengthening of the Fund's capital structure is reflected in the following chart. Over the past five years, NWF's and NWC's debt to equity ratio has improved to 0.6:1 from 1.1:1 while annual cash distributions to unitholders have increased to $1.56 n 2002 from $1.00 in 1998. Equity has increased by 33.7% to $219.4 million from $164.1 million over the past four years while interest-bearing debt was reduced by 21.4% to $136.8 million from $174.0 million in 1998.

CAPITAL STRUCTURE


Debt
Equity ($ in millions)
Debt : Equity
300
250
200
150
100
50
0
1.20
1.00
0.80
0.60
0.40
0.20
0.00
1.1
1.0
0.9
0.7
0.6
174 164
171 170
176 191
152 220
137 219
1998
1999
2000
2001
2002

The strength of the Fund's balance sheet provides flexibility to maintain and grow distributions.

In addition to the $99.6 million (US$65.0 million) in senior notes outstanding, NWC has $91.0 million in operating lines of credit with banks in Canada and the U.S., of which $28.2 million was drawn at the end of the year compared to $26.1 million at the end of 2001.

Consolidated debt at January 25, 2003 decreased 9.8% or $14.8 million to $136.8 million compared to $151.6 million at January 26, 2002. The debt outstanding at the end of the fiscal year is summarized as follows:

DEBT ($ in thousands)

At the end of fiscal year:	2002	2001
Senior notes	$ 99,597	$ -
Bonds	-	112,000
Deferred warrants and swaps	-	2,090
Bank debt	28,157	26,071
Mortgages and notes payable	7,088	9,282
Capital leases	1,970	2,172
Total debt	$136,812	$151,615

In August 2002, the bonds were repaid and new senior notes were issued as described earlier. The deferred warrants and swap credits related to the bonds were realized during the first seven months of the fiscal year. The bank debt was increased to retire the old bonds. No new mortgage notes or capital leases were executed in 2002 and all scheduled payments were made on time.

Book value per unit at the end of the year increased 1.1% or $0.15 to $13.76 from $13.61 a year earlier. Book equity was favorably affected by retaining $3.0 million in earnings ($7.6 million in 2001) after declaring distributions of $31.4 million ($21.4 million in 2001). A fifth distribution was declared on December 24, 2002 for $0.39 per unit to replace the distribution normally declared in February.

The number of units outstanding at January 25, 2003 was 15,947,543 compared to 16,126,000 a year earlier. The average number of units outstanding during 2002 was 16,007,481 compared to 14,896,000 in 2001.

During the year the Company issued loans to officers to purchase units under the unit purchase loan plan. These loans are non-interest bearing and repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 178,457 units of the Company with a quoted value at January 25, 2003 of $3.7 million. Loans receivable at January 25, 2003 of $3.4 million are recorded as a reduction of equity. Additional loans may be made on an annual basis over the next four years. The maximum value of the loans under the plan will not exceed $7.5 million.

We have a leading position in the vast majority of communities that we serve.

NWF's return on average net assets (RONA) was 13.4% in 2002 compared to 12.7% in 2001. The improvement was due to improved earnings before interest and income taxes and reductions in average net assets employed during the year. Return on equity (ROE) of NWF was 15.8% in 2001 versus 14.9% in 2001. The improvement was mainly driven by improved earnings resulting from higher EBIT, lower interest expenses and reduced income taxes in 2002.

The coverage ratio of EBIT to interest improved significantly to 7.40 times versus 4.55 times in 2001. Interest costs were reduced due to lower average debt levels and lower interest rates in 2002.

INTEREST COSTS & COVERAGE

At the end of fiscal year:	2002	2001	2000	1999	1998*
Coverage ratio	7.40	4.55	3.20	3.40	3.12
EBIT ($ in millions)	49.6	47.8	42.3	39.8	42.8
Interest ($ in millions)	6.7	10.5	13.2	11.7	13.7

*Before unusual item

Taxes NWF recorded a provision for income taxes in 2002 of $8.4 million compared to $8.3 million in 2001 for an effective rate of 19.7% in 2002 compared to 22.3% in 2001. The decrease in the effective rate was due to several factors. The first was as a result of a new $30.0 million subordinated note issued December 31, 2001 by the Company to the Fund that reduced pre-tax income of the NWC by $3.9 million in 2002. This note had little impact on the fiscal year ending January 26, 2002. The Company also benefited from the reduction in Canadian federal income tax rates that decreased to 26.12% from 28.12% effective January 1, 2002. These factors were partially offset by a higher blend of AC pre-tax earnings in 2002. Income taxes paid in cash were $7.0 million in 2002 compared to $1.2 million in 2001.

Future income taxes on the balance sheet were reduced by 18.5% or $3.2 million to $14.3 million from $17.5 million reported a year ago. Loss carryforwards of $5.1 million ($13.5 million a year earlier) are available until 2007 for Canadian operations. There are no loss carryforwards for AC. Management is confident that substantially all of these assets will be realized in the near future.

The Canada Customs Revenue Agency has been conducting an audit on the years 1996 to 1999. The audit has not been concluded and management has made provisions for items that will likely be reassessed and has included this in its income taxes payable.

A more detailed explanation of the income tax provision and future tax assets is provided in note 10 to the financial statements.

RISK MANAGEMENT

NWC is exposed to a number of risks in the normal course of its business. These risks relate to our industry, the market environment and the successful execution of our key strategies.

Store Selling Capability Initiative This involves changing the work in our stores so that we can be better at selling. Most of the changes will take place over the next three years, however, the groundwork started in 2002. The expected benefits are more time spent on selling rather than administration, more rewarding and balanced work at the store level and profitable sales growth. We are using *best practice* stores and new in-store systems technology to achieve our goal. The payback from this initiative will depend on our ability to efficiently train our people to use effective new practices within a reasonable time period.

Competition We have a leading market position in the vast majority of communities that we serve. Sustaining and growing this position depends on our ability to be more consistently in-stock on a broader range of everyday products and services compared to our local competitors. To this end, we actively monitor competitive activity and take necessary steps to protect and grow our market share in individual communities and regionally. Outshopping competition from regional centres is significant but stable, with key markets fully developed with major retail food and discount merchandise chains. Competition in these markets is continuously assessed to ensure that our pricing, selection and service levels attract profitable local spending through our stores and catalogue.

Community Relations About 60% of our sales are derived from communities and regions that restrict commercial land ownership and usage by non-Aboriginal owned businesses or which have enacted policies and regulations to support Aboriginal-owned businesses. We successfully operate within these environments through initiatives that promote positive community and customer relations. These include joint venture and store lease arrangements with community-based development organizations, affirmative steps taken to recruit local residents into management positions, increased Aboriginal participation at our Board level and direct investment in the North West Company Fund by Aboriginal-owned entities.

Consumer Income Our largest customer group derives most of its income directly or indirectly from government transfer payments. These payments are in the form of social assistance, child benefits and old age

Revenue and earnings growth appear to be sustainable.

security. We consider these sources to be stable and independent of economic cycles within the broader North American economy. A major source of employment income is generated from local government and from spending on infrastructure projects. This includes new housing, schools, health care facilities, roads and sewers. Local government employment levels will fluctuate within a year depending on a community's fiscal health, especially near the end of a budget year. Project spending by community varies and corresponds to the northern spending allocations of the various levels of government.

The infrastructure and social support needs of the North are immense and we expect to see some spending increases as politicians recognize the need to deal with the problem. In the federal budget speech of February 18, 2003 the Canadian minister of finance acknowledged "the unacceptable gap in health status between Aboriginal and other Canadians... This budget therefore provides $1.3 billion over the next five years for measures that will help improve the health of Aboriginal Canadians; and an additional $600 million is being targeted to improving the quality of water and wastewater treatment on reserves." Additional income will be generated from the National Child Benefit Supplement that will increase by $150 per child in July 2003, $185 in July 2005 and $185 in July 2006 for low-income families.

Alliance Initiative Under this initiative, we are "outsourcing" major buying and distribution activities through partnerships with non-competing retailers and distributors. The benefit is lower product sourcing costs, improved product sourcing knowledge, a reduction in our inventory investment, sales growth and, over the long term, lower overhead expenses. Each alliance we enter into requires that we connect effectively with another organization. The cultural, technology and strategic fit with each partner and the disruption created by the transition to each alliance are risks of this initiative. The Company also assumes increased risks as the volume of business increases with alliance partners with less direct control over assurance of their performance than internally controlled processes.

Interest Rate and Currency Fluctuations NWC is exposed to fluctuations in interest rates and currency exchange rates under its borrowings. Through the use of certain financial instruments, US$36 million of the NWC's senior notes were effectively converted from fixed interest rate debt to floating interest rate debt and US$43 million of NWC's senior notes were maintained in U.S. dollar obligations to hedge the Company's investment in AC. Increases in interest rates would increase NWC's cost of borrowing. Interest rate and exchange rate fluctuations are beyond NWC's control and there can be no assurance that such fluctuations will not have a material effect on NWC's business, financial condition and results of operations.

Energy Costs The Company is exposed to fluctuations in the price of energy – particularly oil. Recent international oil price increases have resulted in escalating fuel costs, a major cost component of our products. To the extent that these increases result in higher retail prices, consumer spending, especially on discretionary items, will be adversely affected.

OUTLOOK

We believe that we will sustain our revenue and earnings growth in 2003. In Canada, we expect this growth to be driven by continued above-average increases in same store food sales and a modest improvement in our general merchandise business. Our Alaskan operations are expected to show modest growth due to reduced payments from the Alaska Permanent Fund. Our working capital position is also expected to improve as we reduce average inventory investment through our alliance initiative and other supply chain efficiencies. Overall, we expect margin rates to improve in Canada with slower growth in Alaska.

In 2003, we expect to reinvest about $25 million in our business. Our usual annual investment will be made in replacement and expanded stores, fixtures and equipment. The three-year $15 million investment in new in-store information systems which started in 2002 will ramp up in 2003 and is excepted to be completed in 2004. We plan to open four Giant Tiger stores in 2003 and six in 2004 at a cost of $2.6 million and $4.0 million respectively. Our capital spending projections do not include any potential investments in complementary acquisitions.

Funding sources for our growth will be from internally generated funds.

The effective tax rate is expected to be between 21.0% to 22.0% in 2003 dependent on growth in pretax earnings compared to 19.7% in 2002.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of North West Company Fund and The North West Company Inc. are responsible for the preparation, presentation and integrity of the accompanying financial statements and all other information in this annual report. The consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada and include certain amounts that are based on the best estimates and judgment by management.

In order to meet its responsibility and ensure integrity of financial reporting, management has established a code of business ethics, and maintains appropriate internal controls and accounting systems. An internal audit function is maintained that is designed to provide reasonable assurance that assets are safeguarded, transactions are authorized and recorded and that the financial records are reliable.

Ultimate responsibility for financial reporting to unitholders rests with the Trustees of the Fund and the Board of Directors of the Company. The Audit Committee of the Board, consisting of outside Directors, meets quarterly with management, Trustees and with the internal and external auditors to review the audit results, internal controls and accounting policies. Internal and external auditors have unlimited access to the Audit Committee. The Audit Committee meets separately with management and the external auditors to review the financial statements and other contents of the annual report and recommend approval by both the Trustees and the Board of Directors. The Audit Committee also recommends the independent auditor for appointment by the unitholders.

PricewaterhouseCoopers LLP, an independent firm of auditors appointed by the unitholders, have completed their audit and submitted their report as follows.

EDWARD S. KENNEDY, PRESIDENT & C.E.O.
THE NORTH WEST COMPANY INC.

GARY V. EGGERTSON, C.F.O. & SECRETARY
NORTH WEST COMPANY FUND

February 28, 2003

AUDITORS' REPORT

To the Unitholders of North West Company Fund:

We have audited the consolidated balance sheets of North West Company Fund as at January 25, 2003 and as at January 26, 2002 and the consolidated statements of earnings and retained earnings and cash flows for the fiscal years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Fund as at January 25, 2003 and January 26, 2002 and the results of its operations and its cash flows for the fiscal years then ended in accordance with Canadian generally accepted accounting principles.

CHARTERED ACCOUNTANTS
WINNIPEG, CANADA

February 28, 2003

Consolidated Balance Sheets

($ in thousands)	January 25, 2003	January 26, 2002
ASSETS		
Current assets		
Cash	$ 10,451	$ 9,976
Accounts receivable	64,762	65,917
Inventories	127,449	134,392
Future income taxes (Note 10)	4,964	8,171
Prepaid expenses	2,274	1,500
	209,900	219,956
Property and equipment (Note 3)	188,194	194,025
Future income taxes (Note 10)	9,322	9,358
Other assets (Note 4)	10,775	9,836
	$ 418,191	$ 433,175
LIABILITIES		
Current liabilities		
Bank advances and short-term notes (Note 5)	$ 28,157	$ 26,071
Accounts payable and accrued	60,495	58,957
Income taxes payable	1,500	3,079
Bonds due within one year	-	112,000
Current portion of long-term debt (Note 6)	1,843	3,910
	91,995	204,017
Long-term debt (Note 6)	106,812	9,634
	198,807	213,651
EQUITY		
Capital (Note 7)	165,205	165,205
Unit purchase loan plan (Note 8)	(3,365)	-
Retained earnings	52,165	49,142
Cumulative currency translation adjustments (Note 9)	5,379	5,177
	219,384	219,524
	$ 418,191	$ 433,175

See accompanying notes to consolidated financial statements.

Approved by the Trustees and Board

IAN SUTHERLAND	EDWARD S. KENNEDY
TRUSTEE AND DIRECTOR	DIRECTOR

Consolidated Statements of Earnings & Retained Earnings

($ in thousands)	52 weeks ended January 25, 2003	52 weeks ended January 26, 2002
SALES	$ 749,759	$ 704,043
Cost of sales, selling and administrative expenses	(677,488)	(633,508)
Net earnings before amortization, interest and income taxes	72,271	70,535
Amortization	(22,672)	(22,694)
	49,599	47,841
Interest, including interest on long-term debt of $5,891 (2001 $8,121)	(6,681)	(10,501)
	42,918	37,340
Provision for income taxes (Note 10)	(8,449)	(8,325)
NET EARNINGS FOR THE YEAR	34,469	29,015
Retained earnings, beginning of year	49,142	41,502
Distributions	(31,446)	(21,375)
RETAINED EARNINGS, END OF YEAR	$ 52,165	$ 49,142
NET EARNINGS PER UNIT (Note 11)		
Basic	$ 2.15	$ 1.95
Diluted	$ 2.14	$ 1.95

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

($ in thousands)	52 weeks ended January 25, 2003	52 weeks ended January 26, 2002
CASH PROVIDED BY (USED IN)		
Operating Activities		
Net earnings for the year	$ 34,469	$ 29,015
Non-cash items		
Amortization	22,672	22,694
Future income taxes	3,097	4,592
Amortization of deferred financing costs	(645)	(1,246)
Pension expense	353	931
Gain on foreign exchange from reduction of AC investment	(92)	-
Gain on disposal of property and equipment	(670)	(213)
Cash flow from operations	59,184	55,773
Change in other non-cash items	176	(7,018)
Operating activities	59,360	48,755
Investing Activities		
Purchase of property and equipment	(20,128)	(20,427)
Proceeds from disposal of property and equipment	1,944	512
Investing activities	(18,184)	(19,915)
Financing Activities		
Change in bank advances and short-term notes	2,260	(23,908)
Repayment of bonds	(112,000)	-
Proceeds from issuance of senior notes	100,841	-
Proceeds from issuance of units	-	19,679
Net purchase of units for unit purchase loan plan	(3,365)	-
Deferred financing costs	(1,302)	-
Repayment of long-term debt	(1,978)	(1,848)
Distributions	(25,157)	(21,375)
Financing activities	(40,701)	(27,452)
NET CHANGE IN CASH	475	1,388
Cash, beginning of year	9,976	8,588
CASH, END OF YEAR	$ 10,451	$ 9,976
Supplemental disclosure of cash paid for:		
Interest expense	$ 10,105	$ 13,060
Income taxes	6,961	1,184

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements January 25, 2003

1. ORGANIZATION

The North West Company Fund (NWF) is an unincorporated open-ended mutual fund trust, governed by the laws of the Province of Manitoba and the laws of Canada and created pursuant to a Declaration of Trust. The beneficiaries of the Fund (the 'unitholders') are holders of trust units issued by the Fund (the 'Trust Units'). The Fund is a limited purpose trust whose purpose is to invest in securities of its wholly owned subsidiary The North West Company Inc. (NWC), administer the assets and liabilities of NWF and make distributions to the unitholders all in accordance with the Declaration of Trust.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation The consolidated financial statements of the Fund are prepared in accordance with Canadian generally accepted accounting principles. All amounts are expressed in Canadian dollars unless otherwise noted.

These consolidated financial statements include the accounts of NWF, NWC and its wholly owned subsidiaries (the 'Company'), Alaska Commercial Company (AC) and the group of Tora companies, operating as Giant Tiger stores. All significant inter-company amounts and transactions have been eliminated on consolidation.

Fiscal Year The fiscal year ends on the last Saturday in January. Accordingly, the 2002 fiscal year ended January 25, 2003 (52 weeks) and the 2001 fiscal year ended January 26, 2002 (52 weeks). Approximately every five years an additional week of sales and expenses are included in the financial results to bring results back in line with the 52 week year.

Revenue Recognition Revenue on the sale of goods and services is recorded at the time the sale is made to the customer. Service charges on credit card receivables are accrued each month on balances outstanding at each account's billing date.

Accounts Receivable Accounts receivable classified as current assets include customer installment accounts of which a portion will not become due within one year.

Inventories Inventories are valued at the lower of cost and net realizable value less normal profit margins. The cost of warehouse inventories is determined by the average cost method. The cost of retail inventories is determined primarily using the retail method of accounting for general merchandise inventories and the cost method of accounting for food inventories.

Property and Equipment Property and equipment are recorded at cost. Amortization is provided using the straight-line method over their estimated useful lives, as follows:

Buildings	2% – 5%
Leasehold improvements	5% – 20%
Fixtures and equipment	8%
Computer equipment and software	12% – 33%

Other Assets The investments in transportation companies are accounted for on the equity basis. Deferred financing costs are being amortized over the life of the instrument. Prepayments under lease agreements are being amortized over their respective lease terms.

Unit Purchase Loan Plan Loans issued to officers to purchase units of the Fund under the unit purchase loan plan are treated as a reduction of equity.

Foreign Currency Translation The accounts of Alaskan operations have been translated into Canadian dollars using the current rate method whereby assets and liabilities are translated at the year-end exchange rate and revenues and expenses at the average rate for the period. Foreign exchange gains or losses arising from the translation of the net investment in self-sustaining Alaskan operations and the portion of the U.S. denominated debt designated as a hedge against this investment are deferred and included in a separate component of equity as a cumulative currency translation adjustment. These cumulative currency translation adjustments are recognized in income when there has been a reduction in the net investment in the self-sustaining foreign operation.

Income Taxes The Fund is an inter vivos trust for income tax purposes. All income of the Fund is distributed to unitholders and, as such, no income tax is payable by the Fund.

The Company accounts for income taxes using the liability method of tax allocation. Under the liability method, future income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be realized or settled. A valuation allowance is provided to the extent that it is more likely than not, that future income tax assets will not be realized. The provision for income taxes is recorded in the Company at applicable statutory rates.

Pensions in Canada The Company accrues its obligations under employee benefit plans and related costs, net of plan assets. Current service costs are charged to operations as they accrue using the projected benefit method, pro-rated on services and management's best estimate of expected plan investment performance, salary escalation, and retirement ages of employees. For the purpose of calculating the expected returns on plan assets, those assets are valued at market related value based on a five year moving average. Past service costs and the net transitional asset are amortized on a straight line basis over the average remaining service period of employees. The excess of the net experience gain (loss) over 10% of the greater of the benefit obligation and the market related value of the plan assets is amortized over the average remaining service period of active employees.

Employee Savings Plan in Alaska AC sponsors an employee savings plan covering all employees with at least six months service. Under the terms of the plan, AC is obligated to make a 50% matching contribution up to 3% of eligible compensation, otherwise contributions are discretionary. Contributions to this plan are expensed as incurred.

Unit Appreciation Rights (UARs) Plans
Compensation expense under the Company's UARs plans is charged to operations as it accrues using the fair value method. No units of the Fund are issued under these plans.

Financial Instruments The Company uses various financial instruments to reduce its exposure to fluctuations in interest and U.S. currency exchange rates. The Company does not hold or issue any derivative financial instruments for speculative trading purposes. The interest differential to be paid or received under interest rate swap agreements is recognized over the life of the contracts as an adjustment to interest expense. The Company translates its U.S. denominated debt that is hedged by cross-currency swaps at the rate implicit in the swap agreement.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future events could alter such estimates in the near term.

3. PROPERTY AND EQUIPMENT ($ in thousands)

Year Ended	January 2003		January 2002	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Land	$ 6,307	$ -	$ 6,546	$ -
Buildings & leasehold improvements	195,262	77,513	192,104	69,788
Fixtures & equipment	113,680	61,073	109,990	55,185
Computer equipment & software	57,596	46,065	50,984	40,626
	$372,845	$184,651	$359,624	$165,599
Net Book Value		$188,194		$194,025

4. OTHER ASSETS ($ in thousands)

Year Ended	January 2003	January 2002
Investments in transportation companies	$ 3,686	$3,997
Deferred financing costs	1,225	144
Prepayments under lease agreements	1,028	746
Long-term receivable	2,678	2,535
Other*	2,158	2,414
	$10,775	$9,836

* *Other includes redeemable deposits with suppliers and a mortgage receivable.*

5. BANK ADVANCES AND SHORT-TERM NOTES

The Canadian operation has operating loan facilities of $85 million at interest rates ranging from prime to prime plus .75%. These facilities are secured by a floating charge against the assets of the Company on a parri-passu basis with the senior note holders. As at January 25, 2003, the Company had drawn $25.5 million.

The Alaskan operation has an operating loan facility of US$4 million at an interest rate of prime plus 1.0% secured by a floating charge against the assets of the Company. As at January 25, 2003, the Alaskan operations had drawn US$1.8 million.

6. LONG-TERM DEBT ($ in thousands)

Year Ended	January 2003	January 2002
Senior notes[1]	$ 99,597	$ -
Bonds[2]	-	112,000
Deferred warrant proceeds[2]	-	722
Forward foreign exchange payable[2]	-	1,368
Real estate loans[3]	5,838	6,782
Manitoba Development Corporation loan[4]	1,250	2,500
Obligation under capital lease[5]	1,970	2,172
	108,655	125,544
Less: Bonds due within one year[2]	$ -	$ 112,000
Current portion of long-term debt	1,843	3,910
	1,843	115,910
	$106,812	$ 9,634

6. LONG-TERM DEBT (CONTINUED)

1. The US$65 million senior notes mature on June 15, 2009 and bear an interest rate of 5.89% payable semi-annually. Repayment of 20% of the principal is required on June 15, 2007 and June 15, 2008. The notes are secured by a floating charge against the assets of the Company. The Company has entered into various cross currency interest rate and interest rate swaps resulting in floating interest costs on its senior notes. After giving effect to the interest rate swaps and cross currency interest rate swaps the effective interest rate is 5.5%.
2. The bonds became due and were paid on August 28, 2002. Deferred warrant proceeds, less expenses, represented the amount received related to the issuance of the bonds and were fully amortized to income by August 28, 2002. In addition, the foreign exchange contract was settled on August 28, 2002.
3. The Alaska Industrial and Economic Development Export Authority (AIDEA) and two Alaskan-based banks have provided real estate loans of US$3.8 million (2001 – US$4.2 million) to assist in the financing of new stores. The loans mature August 1, 2017 and bear interest at the equivalent to 90-day commercial paper plus 2.6% for the AIDEA loans that represent 80% of the principal. The interest on the bank portion of these loans is approximately U.S. prime plus 0.65%. Blended monthly payments totaling US$631,000 annually are required to be made on these loans. These loans are secured by the Alaskan store buildings and related equipment.
4. The Manitoba Development Corporation loan bears interest at the rate charged by the Manitoba Government to Crown Corporations and is repayable in four equal annual payments of $1,250,000, with the final payment due December 31, 2003. The loan is secured by a first fixed charge against the leasehold title to the land, a first fixed charge against the building, and a first fixed charge on all present and future processing equipment connected with the project. Interest is forgiven if the Company attains agreed upon annual job creation targets. Management anticipates that the agreed targets will be met; accordingly, no interest has been accrued.
5. The obligation under a capital lease of US$1.3 million (2001 – US$1.4 million) is repayable in blended principal and interest payments of US$200,000 annually. The obligation will be fully repaid on October 31, 2013.

The Company's principal payments of long-term debt over the next five years are as follows:

Years Ending January	($ in thousands)
2004	$ 1,843
2005	592
2006	604
2007	486
2008	20,320

7. CAPITAL ($ in thousands)

Authorized The Fund has an unlimited number of units.

Year Ended	January 2003		January 2002	
	Units (000's)		Units (000's)	
Issued				
Balance, beginning of year	16,126	$165,205	14,691	$145,526
Treasury Offering	–	–	1,435	19,679
Balance, end of year	16,126	$165,205	16,126	$165,205

Treasury Offering On December 5, 2001, the Fund completed a treasury equity issue of 1,435,000 units at $14.75 per unit for proceeds of $19.7 million.

8. UNIT PURCHASE LOAN PLAN

During the year the Company issued loans to officers to purchase units under the unit purchase loan plan. These loans are non-interest bearing and are repayable from the after tax distributions or if the officer sells the units or leaves the Company. The loans are secured by a pledge of 178,457 units of NWF with a quoted value of $3,710,121. Loans receivable at January 25, 2003 of $3,365,239 are recorded as a reduction of equity. Additional loans may be made over the next four years. The maximum value of the loans under the plan will not exceed $7,500,000.

9. CUMULATIVE CURRENCY TRANSLATION ADJUSTMENTS ($ in thousands)

Year Ended	January 2003	January 2002
Balance, beginning of year	$5,177	$3,945
Movement in exchange rate	294	1,232
Reduction in net investment in AC	(92)	-
Balance, end of year	$5,379	$5,177

The cumulative currency translation adjustments account represents the net changes due to exchange rate fluctuations in the equivalent Canadian dollar book values of the net investment in self-sustaining Alaskan operations since the date of acquisition. A portion of the U.S. denominated senior notes in the amount of US$43 million has been designated as a hedge against the Alaskan operations. A foreign exchange gain was realized on the reduction of US$4 million in the Company's net investment in AC during the year.

10. INCOME TAXES ($ in thousands)

Significant components of the Company's future tax assets are as follows:

Year Ended	January 2003	January 2002
Future tax assets		
Non-capital loss carryforwards	$ 1,919	$ 5,439
Tax values of capital assets in excess of accounting values	9,109	8,321
Provisions and other temporary differences	3,258	3,769
Net future tax asset	$ 14,286	$ 17,529
Comprised of		
Current	$ 4,964	$ 8,171
Long-term	9,322	9,358
	$ 14,286	$ 17,529

Income tax expense differs from the amounts, which would be obtained by applying the combined statutory income tax rate to earnings due to the following:

Year Ended	January 2003	January 2002
Net earnings before income taxes	$42,918	$37,340
Combined statutory income tax rate	39.91%	42.75%
Income taxes based on combined statutory income tax rate	17,129	15,963
Increase (decrease) in income taxes resulting from:		
Large corporation tax	684	711
Tax reassessments of prior years	-	946
Amounts not subject to income tax	215	100
Income tax deductions on interest paid to the Fund	(10,287)	(9,445)
Recognition of Canadian income tax rate reduction on future income taxes	349	842
Valuation allowance reversal	-	(1,500)
Other	359	708
Provision for income taxes	$ 8,449	$ 8,325
Effective income tax rate	19.7%	22.3%

Significant components of the provision for income taxes are as follows:

Year Ended	January 2003	January 2002
Current income tax expense	$ 5,352	$ 3,733
Future income tax expense (benefit) relating to:		
Temporary differences and loss carryforwards	2,748	5,250
Recognition of Canadian income tax rate reduction on future income taxes	349	842
Valuation allowance reversal	-	(1,500)
Provision for income taxes	$ 8,449	$ 8,325

11. NET EARNINGS PER UNIT

Basic net earnings per unit are calculated based on the weighted-average units outstanding of 16,007,481 (2001 – 14,896,000). The diluted net earnings per unit takes into account the additional income that would have been earned by the Company had interest costs not been incurred on the unit purchase loan plan and had the respective units been outstanding during the year.

Year Ended	January 2003	January 2002
($ and units in thousands except diluted earnings per unit)		
Diluted earnings per unit calculation:		
Numerator for basic earnings per unit	$34,469	$29,015
After tax interest cost of unit purchase loan plan	77	-
Numerator for diluted earnings per unit	$34,546	$29,015
Weighted average units outstanding	16,007	14,896
Effect of diluted unit purchase loan plan	119	-
Denominator for diluted earnings per unit	16,126	14,896
Diluted earnings per unit	$ 2.14	$ 1.95

12. SEGMENTED INFORMATION ($ in thousands)

The Company operates predominantly within the retail industry in northern Canada and Alaska. The following information is presented for the two business segments:

Year Ended	January 2003	January 2002
Sales		
Canada	$565,747	$532,349
Alaska	184,012	171,694
Total	749,759	704,043
Net earnings before amortization, interest and income taxes		
Canada	59,163	60,337
Alaska	13,108	10,198
Total	72,271	70,535
Net earnings before interest and income taxes		
Canada	40,187	41,036
Alaska	9,412	6,805
Total	49,599	47,841
Identifiable assets		
Canada	280,341	287,593
Alaska	75,855	83,546
Total	356,196	371,139

13. EMPLOYEE FUTURE BENEFITS ($ in thousands)

The Company sponsors both defined benefit and defined contribution pension arrangements covering substantially all employees. The Company uses actuarial reports prepared by independent actuaries for funding and accounting purposes. The accrued pension benefits and the market value of the plans' net assets were last determined by actuarial valuation as at January 1, 2002. The following significant actuarial assumptions were employed to determine the periodic pension expense and the accrued benefit obligations:

Year ended	January 2003	January 2002
Expected long-term rate of return on plan assets	7.0%	7.0%
Discount rate	7.0%	7.0%
Rate of compensation increase	4.5%	4.5%

The Company's net benefit plan expense is as follows:

Year Ended	January 2003	January 2002
Current service cost	$ 1,790	$1,678
Interest cost	2,679	2,748
Expected return on plan assets	(2,636)	(3,017)
Amortization of net transitional asset	(308)	(308)
Amortization of past service cost	(11)	(11)
Employee contributions	(45)	(91)
Net benefit plan expense	$ 1,469	$ 999

Information on the Company's defined benefit plans, in aggregate, is as follows:

Year Ended	January 2003	January 2002
Accrued benefit obligation		
Balance, beginning of year	$ 41,973	$39,216
Current service cost	1,790	1,678
Interest cost	2,679	2,748
Benefits paid	(3,139)	(1,669)
Actuarial gains	(3,930)	-
Balance, end of year	$ 39,373	$41,973
Plan assets		
Fair value, beginning of year	$ 45,351	$43,844
Return (loss) on plan assets	(8,521)	3,017
Employer contributions	1,116	68
Employee contributions	45	91
Benefits paid	(3,139)	(1,669)
Fair value, end of year	$ 34,852	$45,351
Funded status		
Surplus (deficit)	$ (4,521)	$ 3,378
Unamortized experience losses	7,227	-
Unamortized past service costs	(95)	(106)
Unamortized net transitional asset	(3,306)	(3,614)
Net accrued liability	$ (695)	$ (342)

The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense of US$118,000 (2001 – US$106,000) for this plan.

14. COMMITMENTS AND CONTINGENCIES

Canada Customs and Revenue Agency is currently conducting an audit for the taxation years 1996 - 1999. The Company has not received notices of reassessment with respect to all of the matters raised, however, management has recorded a provision based on their estimate of the potential liability. It is the opinion of management that the pending reassessments will be resolved without material effect on the financial statements.

On July 10, 2002, the Company signed a 30-year Master Franchise Agreement with *Giant Tiger Stores Limited*, based in Ottawa, Ontario. The agreement grants the Company the exclusive right to open Giant Tiger stores in western Canada. Under the agreement, Giant Tiger will provide product sourcing, merchandising, systems and administration support to the Company's Giant Tiger stores in return for a royalty based on sales. The Company will be responsible for opening, owning and operating the stores. The Company's exclusivity right requires that a minimum number of Giant Tiger stores be opened each year, based on an expected rollout of 72 stores over the term of the agreement. As at January 25, 2003, the Company has opened three Giant Tiger stores, with one located in Thompson and the other two in Winnipeg, Manitoba.

In 1992, the Company entered into an agreement to lease the land on which the Winnipeg Logistics Service Centre is located from the City of Winnipeg for $1 per year for 15 years subject to attaining agreed-upon job creation targets. Management anticipates that the agreed targets will be met; accordingly, no additional lease payments have been accrued. The Company is obligated to buy the land for the greater of $1,710,000 or fair market value at August 31, 2007.

The Company has future commitments under operating leases as follows:

Years Ending January	Minimum Lease Payments ($ in thousands)
2004	$10,969
2005	9,367
2006	8,165
2007	6,914
2008	6,490
Thereafter	50,806

15. UNIT APPRECIATION RIGHTS (UARs) PLANS

The Company has two UARs plans, non-contingent and performance contingent, which form part of the long-term incentive program for senior management. UARs are granted to senior management at the discretion of the Board. Compensation expense incurred during the year under the plan was $1,773,000 (2001 – $1,735,000).

Non-Contingent Plan A summary of the Company's non-contingent plan and changes during the year is presented below:

Year Ended	January 2003		January 2002	
	UARs (000's)	Price*	UARs (000's)	Price*
Outstanding at beginning of year	502	$13.79	681	$13.30
Exercised	(195)	19.55	(168)	16.12
Forfeited	(13)	13.84	(11)	13.97
Outstanding at end of year	294	$13.79	502	$13.79
UARs exercisable at year-end	148		232	

* Weighted-average

The non-contingent UARs vest over five years and expire after six years. As of January 25, 2003, the 294,000 non-contingent UARs outstanding under this plan have exercise prices between $10.50 and $15.05.

Performance Contingent Plan The Company granted qualifying senior management UARs where vesting was contingent upon reaching predetermined financial targets by January 26, 2002, and the personal ownership of units equal to the number of UARs granted. These contingent UARs commenced vesting in 2002 and vest over three years and expire after four years. A summary of the Company's performance contingent plan and changes during the year is presented below:

Year Ended	January 2003		January 2002	
	UARs (000's)	Price*	UARs (000's)	Price*
Outstanding at beginning of year	52	$14.66	305	$13.88
Exercised	(2)	19.86	(2)	16.19
Forfeited	(20)	14.94	(251)	13.72
Outstanding at end of year	30	$14.53	52	$14.66
UARs exercisable at year-end	14		15	

* Weighted-average

As of January 25, 2003, the 30,000 performance UARs outstanding under the plan have exercise prices between $14.00 and $15.05.

16. FINANCIAL INSTRUMENTS ($ in thousands)

Short-Term Financial Instruments Short-term financial instruments are valued at their carrying amounts included in the balance sheet, which are reasonable estimates of fair value due to the relative short period to maturity of the instruments.

Long-Term Financial Instruments The Company has the following long-term financial instruments outstanding as at January 25, 2003:

	Maturity	Interest Rate[1]	Amount		Fair Value
			US$	CDN$	US$
Debt					
Senior notes	2009	5.89%	65,000	99,597	68,737
			Notional Amount		Favourable (Unfavourable)
Swaps					
US interest rate	2007–2009	LIBOR[2] plus 1.87%	14,000	–	353
Cross currency interest rate	2007–2009	B.A.[3] plus 2.99% to B.A. plus 3.16%	22,000	33,074	(618)

1. Weighted-average 2. London Interbank Offered Rate 3. Bankers' Acceptances

Interest Rate Risk The Company has exposure to interest rate fluctuations on the swapped amount of its senior notes and real estate loans.

Credit Risk The Company is exposed to credit risk, primarily in relation to credit card customer accounts and notes receivable from First Nations governments. The Company performs regular credit assessments of its customers and provides allowances for potentially uncollectible accounts receivable.

17. COMPARATIVE AMOUNTS

The comparative amounts have been reclassified to conform with the current year's presentation.

Corporate Governance

The Company has a system of corporate governance, as summarized below, which is substantially in compliance with the guidelines set out by the Toronto Stock Exchange.

The mandate of the Board is to supervise the management of the business and affairs of the Company. In fulfilling its mandate, the Board is responsible for, among other things:

1. The adoption of a strategic planning process;
2. Identification of the principal risks of the Company's business and ensuring the implementation of the appropriate systems to manage these risks;
3. Succession planning, which includes appointing, training and monitoring senior management;
4. Ensuring that an effective unitholder and investor relations communications program is in place;
5. The integrity of internal controls and management information systems;
6. The review and evaluation of operations, results and action plans, and the assessment of the performance of the chief executive officer.

There were four regularly scheduled meetings of the Board and one conference call meeting in 2002. The frequency of meetings depends upon the state of the Company's affairs and the opportunities or risks which the Company faces.

THE NORTH WEST COMPANY INC. OFFICERS

Ian Sutherland
Chairman

Edward S. Kennedy
President & C.E.O.

Kenneth M. Claudel
Vice-President,
Logistics & Supply Chain Services

Gary V. Eggertson
Vice-President, C.F.O. & Secretary

Scott F. Findlay
Vice-President, Food Marketing

Leonard G. Flett
Vice-President,
Store Development & Public Affairs

Carl A. McKay
Vice-President,
Sales & Operations, Traders Division

Karen J. Milani
Vice-President, Human Resources

James B. Mitchell
Vice-President,
General Merchandise Marketing

David J. Preddy
Vice-President,
Sales & Operations, Merchants Division

Paul G. Smith
Vice-President, Information Services

NORTH WEST COMPANY FUND OFFICERS

Gary V. Eggertson
C.F.O. & Secretary

Reinhard Sedlacek
Treasurer

Principal Subsidiary Company:
ALASKA COMMERCIAL COMPANY

Ian Sutherland[1]
Chairman
The North West Company Inc.

Edward S. Kennedy[1,2]
Chairman & C.E.O.

Gerald H. Bittner[1,2]
President

Gary V. Eggertson[1,2]
C.F.O. & Secretary

Robert S. Galosich[2]
Vice-President,
Wholesale Operations

R. Grant Hodge[1,2]
Vice-President,
Large Store Operations

Reinhard Sedlacek[2]
Treasurer

Rex A. Wilhelm[2]
Vice-President,
Small Store Operations

1. Director 2. Officer

THE NORTH WEST COMPANY INC. DIRECTORS

Ian Sutherland [1] 58, Chairman of the Board of NWC since 1997; C.E.O. of NWC from 1993 to 1997. For most of his career, he has been an officer of MCAP Inc. and its predecessor The Mutual Trust Company. Director, MCAP Inc., MTC Leasing Inc., MFP Financial Services Inc., Alaska Commercial Company and Transport Nanuk Inc. NWC Director since he participated in the founding of the Company and the purchase of Northern Stores from the Hudson's Bay Company in 1987. NWF Trustee since 1997.

Edward S. Kennedy 43, President and C.E.O. of NWC and Chairman & C.E.O. of the Alaska Commercial Company (AC) since 1997; Executive Vice-President of NWC and Chairman & C.E.O. of AC from 1995 to 1997; Executive Vice-President and C.O.O. of NWC from 1993 to 1995; Vice-President of Corporate Development, Counsel and Secretary of NWC from 1989 to 1993. Director, The Conference Board of Canada, Business Council of Manitoba, Balmoral Hall School, Alaska Commercial Company, Transport Nanuk Inc. and Northwest Transport Ltd. NWC Director since 1996.

Donald A. Beaumont [1,3,4] 68, President of Beaumont & Associates Retail Consultants since 1996; President and C.E.O. of Kmart Canada Ltd. from 1991 to 1996. Advisory Board of Qlogitek Technology Ltd. and Communitech Inc. NWC Director since 1996.

Frank J. Coleman [1,3,4] 49, President and C.E.O. of the Coleman Group of Companies since 1989. Director, Fishery Products International, Canadian Council of Grocery Distributors and The Council for Canadian Unity. NWC Director since 1999.

Nellie J. Cournoyea [2,5] 63, Chair and C.E.O. of Inuvialuit Regional Corporation since 1996; Premier of the Northwest Territories from 1991 to 1995; Minister of a number of Northwest Territories government portfolios from 1979 to 1995. Chair, Inuvik Regional Health and Social Services Board. NWC Director since 1996.

Gary J. Lukassen [1,3,4] 59, Executive Vice-President and Chief Financial Officer of the Hudson's Bay Company (HBC) from 1989 until his retirement in 2001; Director of the HBC from 1987 to 2001; Senior Vice-President, Finance and Administration of the HBC from 1987 to 1989; Director, Stelco Inc. NWC Director since 1987.

Keith G. Martell [2,3] 40, Chairman of the First Nations Bank of Canada since 1996; Executive Director of Finance of the Federation of Saskatchewan Indian Nations from 1994 to 1996; Chartered Accountant with KPMG from 1985 to 1994. Director, Rupertsland Holdings Inc., Saskatchewan Institute of Applied Sciences and Technology, Public Sector Pension Investment Board of Canada, and the National Aboriginal Business Association. NWC Director since 2000.

Stanley J. McKay [4,5] 60, Co-Director of the Dr. Jessie Saulteaux Resource Centre since 1988; Director of Manitoba Hydro from 1999 to 2001; Director of Spiritual Care of the Health Sciences Centre from 1997 to 2000; Moderator of the United Church of Canada from 1992 to 1994. NWC Director since 1994.

James G. Oborne [1,2,5] 61, Chairman of the Westgate Capital Group and Managing Partner of the Vision Capital Fund LP since 1990. Chairman, Alphair Ventilating Systems Inc., the University of Winnipeg Pension Committee and Jazz Golf Equipment Inc. Director, Futureview Inc., Faneuil Group Inc. and MDS Capital Corporation. NWC Director since 1987.

T. Iain Ronald [1,2,5] 70, Vice Chairman and Director of the Canadian Imperial Bank of Commerce from 1992 until his retirement in 1995. Chairman, TransAlta Power Ltd., TransAlta Cogeneration Ltd. since 1998. Director, Canada Life Assurance Company, Canada Life Financial Corporation, Leon's Furniture Limited, Loblaw Companies Limited, Strongco Inc., President's Choice Bank, Holt Renfrew Limited, BFI Canada Holdings Inc. and Allied Properties Real Estate Investment Trust. NWC Director since 1987.

NORTH WEST COMPANY FUND TRUSTEES

Ian Sutherland see above

Kevin R. Bolt 50, Partner at Aikins, MacAulay & Thorvaldson since 1998; Senior Partner at Pitblado & Hoskin from 1985 to 1998. NWF Trustee since 1997.

David G. Broadhurst 61, President of Poynton Investments Limited; President and C.O.O. of Reeve Court Insurance Limited (Bermuda) from 1998 to 2001; Investment Banker with First Marathon Securities Limited from 1996 to 1998; previously spent his entire career with PriceWaterhouse Canada retiring in 1996 as the Senior Tax Partner. Director, MCAP Inc. and Gerbro Inc. NWF Trustee since 1997.

BOARD COMMITTEES

The Board has the following five committees (each committee is wholly comprised of 'unrelated' directors):

1. Executive
2. Corporate Governance & Nominating
3. Audit
4. Human Resources & Compensation
5. Pension

Sutherland | Edward S. Kennedy | Donald A. Beaumont | Frank J. Coleman | Nellie J. Cournoyea | Gary J. Lukassen | Keith G. Martell | Stanley J. McKay | James G. Oborne | T. Iain Ronald | Kevin R. Bolt | David G. Broadhurst



Eleven-Year Financial Summary

Fiscal Year ($ in thousands)	2002 52 weeks	2001 52 weeks	2000 52 weeks	1999 52 weeks	1998 52 weeks
Consolidated Statements of Earnings					
Sales – Canadian Operations	$ 565,747	$ 532,349	$ 502,756	$ 478,508	$ 494,023
Sales – Alaskan Operations	184,012	171,694	156,276	147,961	135,095
Sales – Total	749,759	704,043	659,032	626,469	629,118
Trading Profit (EBIUTDA) – Canadian Operations	59,163	60,337	54,534	51,075	55,736
Trading Profit (EBIUTDA) – Alaskan Operations	13,108	10,198	9,352	8,881	6,304
Trading Profit (EBIUTDA) – Total Operations	72,271	70,535	63,886	59,956	62,040
Amortization – Canadian Operations	18,976	19,301	18,568	17,287	16,739
Amortization – Alaskan Operations	3,696	3,393	2,987	2,860	2,470
Amortization – Total	22,672	22,694	21,555	20,147	19,209
Unusual Item	–	–	–	–	20,000
Interest	6,681	10,501	13,236	11,701	13,714
Income tax provision (recovery)	8,449	8,325	961	151	(7,028)
Gain (loss) on discontinued operations	–	–	–	–	–
Net earnings (loss)	34,469	29,015	28,134	27,957	16,145
Cash flow from operations	59,184	55,773	47,782	44,854	52,110
Distributions/dividends paid during the year	25,157	21,375	21,446	21,600	18,750
Cash flow from operations after distributions/dividends	34,027	34,398	26,336	23,254	33,360
Capital expenditures	20,128	20,427	19,133	22,777	18,328
Net change in cash	475	1,388	(1,567)	(1,481)	1,260
Consolidated Balance Sheets					
Current assets	$ 209,900	$ 219,956	$ 192,250	$ 176,164	$ 174,137
Property & equipment	188,194	194,025	194,448	195,429	197,310
Future income taxes	9,322	9,358	19,212	3,593	2,919
Other assets	10,775	9,836	10,055	12,351	13,045
Current liabilities	91,995	204,017	100,886	92,486	90,723
Long-term debt	106,812	9,634	124,106	125,146	132,571
Equity	219,384	219,524	190,973	169,905	164,117
Consolidated per Unit/Share ($)					
Basic net earnings before unusual item	$ 2.15	$ 1.95	$ 1.89	$ 1.86	$ 1.82
Net earnings (loss) – fully diluted	2.14	1.95	1.89	1.86	1.08
Trading profit	4.51	4.74	4.29	4.00	4.14
Cash flow from operations	3.70	3.74	3.21	2.99	3.47
Distributions paid in cash during the year	1.56	1.46	1.44	1.44	1.00
Distributions paid in units during the year	0.00	0.00	0.00	0.00	0.25
Dividends paid in cash during the year	0.00	0.00	0.00	0.00	0.00
Cash flow from operations after cash distributions/dividends	2.14	2.29	1.77	1.55	2.47
Equity at end of fiscal year	13.76	13.61	13.00	11.33	10.94
Market price at January 31	20.70	17.20	13.00	12.00	15.50
Statistics at Year End					
Number of stores – Canadian	154	153	153	153	151
Number of stores – Alaskan	25	24	24	25	23
Canadian stores selling square feet (000's) end of year	1,070	1,050	1,019	998	990
Alaskan stores selling square feet (000's) end of year	245	244	238	235	229
Canadian sales per average selling square foot	$ 534	$ 515	$ 499	$ 481	$ 481
Alaskan sales per average selling square foot	$ 752	$ 712	$ 661	$ 638	$ 592
Number of employees – Canadian	4,270	4,015	3,822	3,787	3,823
Number of employees – Alaskan	657	690	655	655	635
Average units/shares outstanding (000's)	16,007	14,896	14,875	15,000	15,000
Units/shares outstanding at end of fiscal year (000's)	15,948	16,126	14,691	15,000	15,000
Units/shares traded during the year (000's)	7,617	4,776	4,843	2,795	4,606
Financial Ratios					
Trading profit (%)	9.6	10.0	9.7	9.6	9.9
EBIUT (%)	6.6	6.8	6.4	6.4	6.8
Total return on net assets before unusual item (%)	13.4	12.7	11.5	11.6	12.1
Return on average equity before unusual item (%)	15.8	14.9	15.2	16.8	17.6
Distributions/Dividends as % of cash flow from operations	42.2	38.9	44.8	48.2	28.8
Inventory turnover (times)	3.7	3.3	3.3	3.4	3.1

1997 53 weeks	1996 52 weeks	1995 52 weeks	1994 52 weeks	1993 52 weeks	1992 53 weeks	Fiscal Year ($ in thousands)
						Consolidated Statements of Earnings
$ 497,997	$ 474,465	$ 470,306	$ 470,890	$ 451,014	$ 447,604	Sales – Canadian Operations
118,713	116,118	121,728	115,352	97,665	25,106	Sales – Alaskan Operations
616,710	590,583	592,034	586,242	548,679	472,710	Sales – Total
53,478	57,198	47,451	48,760	42,966	40,280	Trading Profit (EBIUTDA) – Canadian Operations
3,620	2,159	580	1,877	5,187	964	Trading Profit (EBIUTDA) – Alaskan Operations
57,098	59,357	48,031	50,637	48,153	41,244	Trading Profit (EBIUTDA) – Total Operations
15,525	14,181	12,535	10,377	8,949	7,703	Amortization – Canadian Operations
1,986	1,968	2,636	1,828	1,150	170	Amortization – Alaskan Operations
17,511	16,149	15,171	12,205	10,099	7,873	Amortization – Total
-	-	16,129	-	-	-	Unusual item
12,298	11,843	12,548	10,472	8,457	9,157	Interest
6,252	13,507	9,355	11,721	12,435	9,507	Income tax provision (recovery)
-	-	-	-	-	247	Gain (loss) on discontinued operations
21,037	17,858	(5,172)	16,239	17,162	14,954	Net earnings (loss)
35,992	30,587	23,966	26,173	29,283	25,207	Cash flow from operations
8,925	6,094	6,466	6,304	5,810	5,182	Distributions/dividends paid during the year
27,067	24,493	17,500	19,869	23,473	20,025	Cash flow from operations after distributions/dividends
28,818	22,994	29,745	58,476	33,304	26,370	Capital expenditures
6,967	(1,759)	(1,285)	(683)	(6,249)	8,764	Net change in cash
						Consolidated Balance Sheets
$ 213,659	$ 184,836	$ 185,932	$ 204,253	$ 182,735	$ 174,486	Current assets
198,074	184,268	179,651	179,822	145,255	122,024	Property & equipment
(9,102)	(8,570)	(9,587)	(10,930)	(11,782)	(9,542)	Future income taxes
13,403	14,632	10,364	8,359	3,065	1,902	Other assets
121,398	92,585	83,671	135,591	83,788	87,142	Current liabilities
134,476	135,228	142,736	85,939	87,833	66,382	Long-term debt
160,160	147,353	139,953	159,974	147,652	135,346	Equity
						Consolidated per Unit/Share ($)
$ 1.40	$ 1.18	$ 0.68	$ 1.00	$ 1.06	$ 1.05	Basic net earnings before unusual item
1.40	1.18	(0.32)	1.00	1.06	1.05	Net earnings (loss) – fully diluted
3.81	3.93	2.99	3.13	2.99	2.88	Trading profit
2.40	2.03	1.49	1.62	1.82	1.76	Cash flow from operations
0.40	0.00	0.00	0.00	0.00	0.00	Distributions paid in cash during the year
0.00	0.00	0.00	0.00	0.00	0.00	Distributions paid in units during the year
0.20	0.40	0.40	0.39	0.36	0.35	Dividends paid in cash during the year
1.80	1.63	1.09	1.23	1.46	1.41	Cash flow from operations after cash distributions/dividends
10.68	9.82	9.02	9.90	9.13	8.41	Equity at end of fiscal year
14.00	11.00	8.00	9.88	17.25	15.13	Market price at January 31
						Statistics at Year End
163	160	161	164	166	161	Number of stores – Canadian
28	27	28	28	20	20	Number of stores – Alaskan
1,063	1,026	1,009	1,004	949	922	Canadian stores selling square feet (000's) end of year
227	229	223	223	148	148	Alaskan stores selling square feet (000's) end of year
$ 477	$ 466	$ 467	$ 482	$ 482	$ 485	Canadian sales per average selling square foot
$ 520	$ 513	$ 545	$ 622	$ 662	$ 681	Alaskan sales per average selling square foot
4,004	3,725	3,779	3,728	3,788	3,649	Number of employees – Canadian
685	645	704	640	509	467	Number of employees – Alaskan
15,000	15,095	16,040	16,164	16,130	14,307	Average units/shares outstanding (000's)
15,000	15,000	15,519	16,164	16,164	16,097	Units/shares outstanding at end of fiscal year (000's)
6,195	6,862	5,873	3,691	7,352	7,429	Units/shares traded during the year (000's)
						Financial Ratios
9.3	10.1	8.1	8.6	8.8	8.7	Trading profit (%)
6.4	7.3	5.6	6.6	6.9	7.1	EBIUT (%)
11.4	13.4	9.8	12.4	14.9	16.2	Total return on net assets before unusual item (%)
13.9	12.7	7.0	10.6	12.3	14.6	Return on average equity before unusual item (%)
24.8	19.7	26.8	24.1	19.8	19.9	Distributions/Dividends as % of cash flow from operations
3.0	3.0	2.8	2.8	3.1	3.1	Inventory turnover (times)

Unitholder Information

QUARTERLY HISTORY

Fiscal Year	Unit Price High	Unit Price Low	Unit Price Close	Volume	EPU*
2002	**$ 21.03**	**$ 16.95**	**$ 20.70**	**7,616,932**	**$ 2.14**
April 30, 2002	19.45	16.95	19.35	2,546,262	0.39
July 31, 2002	20.44	18.01	19.70	1,734,717	0.57
October 31, 2002	20.99	18.60	20.35	1,887,953	0.55
January 31, 2003	21.03	19.51	20.70	1,448,000	0.63
2001	**$ 17.50**	**$12.75**	**$17.20**	**4,776,262**	**$1.95**
April 30, 2001	15.00	12.75	14.75	892,180	0.34
July 31, 2001	15.25	14.00	15.20	969,905	0.48
October 31, 2001	16.89	14.85	16.00	785,094	0.50
January 31, 2002	17.50	14.68	17.20	2,129,083	0.63
2000	**$ 13.00**	**$ 9.80**	**$ 13.00**	**4,843,447**	**$ 1.89**
April 30, 2000	12.25	10.50	11.00	518,281	0.29
July 31, 2000	13.00	10.70	11.30	846,965	0.46
October 31, 2000	11.30	9.80	10.90	1,773,028	0.46
January 31, 2001	13.00	10.25	13.00	1,705,173	0.68

* Net earnings per unit on a fully diluted basis.

RELATIVE UNIT PRICE PERFORMANCE (%)



300
250
200
150
100
50
0
101
88
119
122
77
104
101
177
59
119
125
236
62
139
122
183
231
63
182
242
January 31 1998
January 31 1999
January 31 2000
January 31 2001
January 31 2002
January 31 2003

- ● **Food/Drug Retailing Group**
- ● **Retailing Group**
- ● **Consumer Durables/Apparel Group**
- ○ TSX Composite
- ● **NWF.UN**

This chart compares the relative performance of units of North West Company Fund over the past five years. The index incorporates the reinvestment of dividends and income distributions.

2003 FINANCIAL CALENDAR

Reporting Dates

First Quarter: May 29, 2003
Second Quarter: September 11, 2003
Third Quarter: December 11, 2003
Fourth Quarter: March 18, 2004

NORTH WEST COMPANY FUND DISTRIBUTION DATES

- March 15, 2003
  Record date: January 7, 2003
- June 15, 2003
  Record date: May 15, 2003
- September 15, 2003
  Record date: August 15, 2003
- December 15, 2003
  Record date: November 15, 2003

ANNUAL MEETING

The Annual Meeting of Unitholders of North West Company Fund will be held on Thursday, May 29, 2003 at 11:30 am in the Muriel Richardson Auditorium, The Winnipeg Art Gallery, 300 Memorial Boulevard, Winnipeg, Manitoba.

Transfer Agent and Registrar
CIBC Mellon Trust Company
Winnipeg • Toronto
Toll-Free 1 800 387 0825
www.cibcmellon.ca

Stock Exchange Listing
The Toronto Stock Exchange

Stock Symbol NWF.UN
TIN # *T 17 685 782*
CUSIP # 662906-10-6

Number of units outstanding at fiscal year end: 15,947,543
Average number of units outstanding in 2002: 16,007,481

Auditors
PricewaterhouseCoopers LLP

Bankers
The Toronto-Dominion Bank
Bank of Montreal

For additional copies of this report or for general information about the Fund or the Company, contact our Assistant Corporate Secretary, Linda Peever:
Dial direct: 204 934 1504
Fax: 204 934 1455
E-mail: lpeever@northwest.ca
Corporate website: www.northwest.ca

STORE BANNERS



136 Stores
Northern is a combination food and general merchandise store format located in remote, northern Canadian communities.



6 Stores
The NorthMart format is targeted at larger, regional northern markets and offers an expanded selection of merchandise.



Each year more than 270,000 copies of the 'Selections' catalogue are distributed across northern Canada featuring everything from family fashions and furniture to computers and snowmobiles.



6 Stores
Quickstop convenience stores offer prepared foods, petroleum products and a full convenience assortment with a selection carefully tailored to local needs.



24 Stores
The Company's subsidiary, Alaska Commercial Company, operates AC Value Centers in communities throughout rural Alaska.



3 Stores
The North West Company signed a Master Franchise Agreement with *Giant Tiger Stores Limited* — a leading family discount store retailer in eastern Canada.



3 Branches
These stores leverage the rich history of The North West Company by offering native handicrafts and authentic Canadian heritage products, as well as the procurement of wild furs.

INUIT ART MARKETING SERVICE

This is the largest wholesale distributor of Inuit art in the world, offering an outstanding selection of carvings to galleries and boutiques.

Front Cover Photo Bundled up against minus 30 windchills, enthusiastic youngsters offer a cheer outside the Northern store in Rossville, Manitoba. On average, NWC's customers in the North are 10 years younger than in the rest of Canada and the U.S.

Photography Throughout this annual report, photographs of customers and employees from the communities of Anchorage, Cordova, Norway House, Pine Falls, Portage La Loche, Rossville and Winnipeg are shown.

Design Circle
Editorial Services Blunn & Company Inc.
Principal Photography Brian Gould, Kevin Smith, Jana Maile.
GB Integrated Media
Printing Transcontinental Coronet Printers



The North West Company is recognized as a Caring Company by IMAGINE, an initiative of the Canadian Centre for Philanthropy. IMAGINE-designated companies have a policy of donating at least 1% of average pre-tax profits to charitable and nonprofit organizations. At The North West Company, the commitment of employees goes far beyond merely donating funds. Employees devote their time and expertise, both on and off the job, to ensure the success of various community organizations and projects.



Our Values...

Providing a superior selection of food and everyday needs, a broad range of direct order products and accessible *services — all at fair, competitive prices.*

customer

Delivering total returns that create economic value and achieve top quartile performance.

investor


ENTERPRISING
THE
COMPANY
NORTH WEST

Actively supporting local events and community development initiatives.

community

Fostering a spirit of enterprise and reward for performance in an environment characterized by openness, mutual respect and encouragement.

employee

Registered Office:

The North West Company Inc.
Gibraltar House
77 Main Street
Winnipeg, MB
Canada R3C 2R1

T 204 943 0881
Toll-free: 1 800 563 0002
www.northwest.ca


Cantaloup
2.00